Exhibit 99.1

ANNUAL MEETING MARCH 23, 2010 BANK OF MONTREAL
Notice of Annual
Meeting of Shareholders
and Proxy Circular

YOUR VOTE COUNTS...
Registered Shareholders
If your Common Shares are registered in your own name, you are a registered shareholder.
You will have received a form of proxy from Bank of Montreal’s transfer agent, Computershare Trust Company of Canada. Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax it to the number indicated on the form. To vote in person at the meeting, see page 3 of the Proxy Circular.
Non-Registered Shareholders
If your Common Shares are held in a brokerage account or through a trustee, a financial institution or another nominee, you are a non-registered shareholder.
You will have received a request for voting instructions from your broker or other nominee. Follow the instructions on your voting instruction form to vote by telephone, Internet or fax, or complete, sign and mail the voting instruction form in the postage prepaid envelope provided. To vote in person at the meeting, see the box on page 4 of the Proxy Circular.
Table of Contents

Invitation to Shareholders	1

Notice of Annual Meeting of Shareholders of Bank of Montreal	2

Proxy Circular	3

Q&A on Proxy Voting	3

Business of the Meeting
Financial Statements	5
Election of the Board of Directors	5
Appointment of Shareholders’ Auditors	5
Amendment and Restatement of By-laws	5
Advisory Vote on Approach to Executive Compensation	6
Shareholder Proposals	6

Nominees for Election to Board of Directors	7

Board of Directors Compensation/Attendance	17

Reports
Audit Committee	21
Governance and Nominating Committee	22
Risk Review Committee	23
Human Resources and Management Compensation Committee	24

Compensation Review, Performance and CEO Assessment & Compensation	26

Executive Compensation Discussion and Analysis	28

Indebtedness of Directors and Executive Officers	48

Directors’ and Officers’ Insurance	48

Additional Information	49

Contacting the Board of Directors	49

Directors’ Approval	49

Schedule 1

Statement of Corporate Governance Practices including Appendix – Board Mandate	50

Schedule 2

Amended and Restated By-laws of Bank of Montreal	57

Schedule 3

Shareholder Proposals	60

Invitation to Shareholders
It is our great pleasure to invite you to join the
Bank of Montreal’s Board of Directors and senior
leadership team at our Annual Meeting of
Shareholders on March 23, 2010. It will take place
in Winnipeg, Manitoba, at The Fairmont Winnipeg.
This important meeting is your opportunity to hear a first-hand account of BMO’s performance to date and our plans for the future – and for us to respond to any questions you may have. We encourage you to attend in person.
This meeting is also your opportunity to vote on the important issues.
Whether or not you plan to attend in person, please exercise the power of your proxy vote through the easy-to-follow procedure that is explained in this
Proxy Circular. We urge you to make your vote count.
Live coverage of the meeting will be available on our web site, www.bmo.com.
Following the meeting, a recording of the proceedings will be available online, where you will also find the full text of the 2009 Annual Report, our quarterly results, presentations to the investment community, and other useful information about BMO.
Directors and management never lose sight of the fact that we guide this enterprise on behalf of you, our shareholders. We look forward to your participation in our deliberations on March 23.
Sincerely,

David A. Galloway	William A. Downe
Chairman of the Board	President and Chief Executive Officer
February 2, 2010
Bank of Montreal Proxy Circular   |   1

Notice of Annual Meeting of
Shareholders of Bank of Montreal
The Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (Central Standard Time) on Tuesday, March 23, 2010 at The Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba and will have the following purposes:
1.	To receive the financial statements of Bank of Montreal (the “Bank”) for the year ended October 31, 2009 and the Shareholders’ Auditors’ report on those statements;

2.	To elect the Board of Directors for 2010;

3.	To appoint the Shareholders’ Auditors for 2010;

4.	To consider and, if deemed fit, approve a resolution related to the amendment and restatement of the By-laws of the Bank;

5.	To consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation;

6.	To consider the shareholder proposals attached as Schedule 3 of the Proxy Circular; and

7.	To transact any other business properly before the meeting.
Shareholders as at February 2, 2010 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the Annual Meeting of Shareholders is 555,395,619, such number being the total number of Common Shares of the Bank outstanding on February 2, 2010.
Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. For your vote to be recorded, your proxy must be received by Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 22, 2010.
By order of the Board of Directors,
Blair F. Morrison
Senior Vice-President, Deputy General Counsel,
Corporate Affairs and Corporate Secretary
February 2, 2010
*	The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act as described on page 3 in the answer to the question “Who is entitled to vote? ”
2   |   Bank of Montreal Proxy Circular

Proxy Circular
Q&A on Proxy Voting
This Proxy Circular is dated January 29, 2010 and all information is as at this date, unless otherwise indicated.
Q:	What am I voting on?

A:	Holders of Common Shares of the Bank (“Shareholders”) are voting on the election of directors to the Board of the Bank for 2010, the appointment of Shareholders’ Auditors for the Bank for 2010, the amendment and restatement of the Bank’s By-laws, the advisory vote on the Bank’s approach to executive compensation, and certain shareholder proposals.

Q:	Who is entitled to vote?

A:	Shareholders as at the “record date” of February 2, 2010 are entitled to vote. Each Common Share of the Bank (a “Share”) is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of the Bank of Montreal, except Shares which are beneficially owned by: the Government of Canada or of a province or any of their respective agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

Q:	How do I vote?

A:	If you are a registered Shareholder, you may vote in person at the meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a Shareholder, to represent you as proxyholder and vote your Shares at the meeting. If your Shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?

A:	If you are a registered Shareholder and plan to attend the meeting on March 23, 2010 and wish to vote your Shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

If your Shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies, at a cost to the Bank of up to approximately $40,000 plus additional charges related to telephone calls.
Q:	What if I sign the form of proxy enclosed with this circular?

A:	Signing the enclosed form of proxy gives authority to David Galloway or William Downe, each of whom is a director of the Bank, or to another person you have appointed, to vote your Shares at the meeting.

Q:	Can I appoint someone other than the directors designated in the form of proxy to vote my Shares?

A:	Yes. Write the name of this person, who need not be a Shareholder, in the blank space provided in the form of proxy.

It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your Shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?

A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 22, 2010. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Bank at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 22, 2010 or to the Chairman on the day of the meeting, Tuesday, March 23, 2010, prior to its commencement or prior to the continuation of any adjournment of the meeting.

Bank of Montreal
Corporate Secretary’s Department
21st Floor, 1 First Canadian Place
Toronto, Ontario M5X 1A1
Attention: Blair F. Morrison, Senior Vice-President,
                 Deputy General Counsel, Corporate Affairs
                 and Corporate Secretary
Fax: 416-867-6793

Q:	How will my Shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote for or against or withhold from voting your Shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies appointing the persons named in the form of proxy will be voted in favour of the election of
Bank of Montreal Proxy Circular   |   3

directors to the Board, the appointment of the Shareholders’ Auditors, the amendment and restatement of the Bank’s By-laws, and the advisory vote on the Bank’s approach to executive compensation and against the shareholder proposals set out in Schedule 3 of this Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal and with respect to other matters which may properly come before the meeting.

At the time of printing this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many Shares are entitled to vote?

A:	As of February 2, 2010, there were 555,395,619 Shares issued and outstanding. Subject to the terms of the Bank Act Canada (the “Bank Act”) restricting the voting of certain Shares (see “Who is entitled to vote?” on page 3), each registered Shareholder has one vote for each Share held at the close of business on February 2, 2010.

To the knowledge of the directors and officers of the Bank, as of January 29, 2010, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the issued and outstanding Shares of the Bank.

Q:	How will the votes be counted?

A:	Except as provided in the Bank Act, each question brought before the meeting is determined by a majority of votes cast on the question.

Q:	Who counts the votes?

A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	For general shareholder inquiries, you can contact the transfer agent by mail at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
or by telephone:
          within Canada and the United States at 1-800-340-5021
          and from all other countries at 514-982-7800
or by fax:
          within Canada and the United States at 1-888-453-0330
          and from all other countries at 416-263-9394
or by e-mail:
service@computershare.com

Q:	If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote them?

A:	There are two ways you can vote your Shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Shares you hold.

For your Shares to be voted, please follow the voting instructions provided by your nominee.

Since the Bank does not have unrestricted access to the names of its non-registered Shareholders, if you attend the meeting, the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.
Q:	What if I would like to ask a question at the meeting?

A:	You can ask your question in person at the meeting, submit your question at the time of registration at the meeting with the Bank’s transfer agent, Computershare Trust Company of Canada, or submit it on the webcast at www.bmo.com. You can also submit a question by writing to the Corporate Secretary at:

Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1 or by email at: corp.secretary@bmo.com.

Q:	What is the final date to submit a shareholder proposal for the next Annual Meeting of Shareholders?

A:	The final date for submitting shareholder proposals to the Bank for the next Annual Meeting of Shareholders is November 4, 2010.

4   |   Bank of Montreal Proxy Circular

Business of the Meeting
1. Financial Statements
The Consolidated Financial Statements for the year ended October 31, 2009 are included in the 2009 Annual Report.
2. Election of the Board of Directors
The 16 nominees proposed for election as directors of the Bank are listed beginning on page 7. All are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.
          Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 7. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.
Majority Voting for Directors
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a meeting of Shareholders represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation will be disclosed to the public. The nominee will not participate in any Committee or Board deliberations in considering the resignation. The policy does not apply in circumstances involving contested director elections.
3. Appointment of Shareholders’ Auditors
The directors propose that the firm of KPMG LLP be appointed as Shareholders’ Auditors of the Bank for the 2010 fiscal year. KPMG LLP has served continuously since 1990 as one of the Bank’s auditing firms and became the Bank’s sole auditing firm on November 1, 2003. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the appointment of KPMG LLP as Shareholders’ Auditors.
Pre-Approval Policies and Procedures
As part of the Bank’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’ Auditors from providing services not related to their role as Shareholders’ Auditors.
          All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services comply with the Bank’s Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2009 and 2008 were as follows:

Fees in millions of dollars (1)	2009	2008

Audit fees	$12.0	$11.6
Audit-related fees (2)	0.2	0.1
Tax fees	0.0	0.0
All other fees (3)	0.2	0.1

Total	$12.4	$11.8

Notes
(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2009 and 2008 related to fees paid for accounting advice, specified procedures on the Proxy Circular and other specified procedures.

(3)	All other fees for 2009 and 2008 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2009 were translation services while 2008 included corporate recovery services grandfathered under the Bank’s Auditor Independence Policy.
4. Amendment and Restatement of By-laws
On January 26, 2010, the Board of Directors resolved to amend and restate the Bank’s By-laws. These include the By-laws of the Bank that were previously referred to as general By-laws and those previously referred to as special By-laws. The By-laws were amended and restated in order to (1) simplify the By-laws, (2) remove provisions that were merely restating mandatory provisions of the Bank Act, (3) make certain clarifications and corrections, (4) consolidate a number of previous amendments, and (5) reduce the likelihood that future Bank Act amendments would necessitate further amendments to the Bank’s By-laws.
          The changes to the Bank’s By-laws are not of a nature that would require a special resolution of Shareholders for approval and do not impact the substantive rights of any of the Bank’s shares. For example, no substantive changes have been made to By-laws addressing the remuneration of directors, or the voting, dividend or return of capital rights and preferences of shareholders.
Among changes made to the By-laws were changes to:
•	provide directors greater flexibility in determining the timing of their meetings;

•	clarify the process by which directors fill vacancies and appoint additional directors;

•	provide directors greater flexibility in appointing officers and simplify the appointment provisions;

•	remove unnecessary provisions regarding the seal of the Bank, voting rights in other body corporates and declarations by officers in connection with proceedings; and

•	as noted above, to remove a number of provisions that were merely restating mandatory provisions of the Bank Act, including in respect of residency requirements for directors, requirements for an audit committee and requirements for a conduct review committee.

Bank of Montreal Proxy Circular   |   5

          The amended and restated By-laws of the Bank are attached in their entirety in Schedule 2 of this Proxy Circular. At the meeting, Shareholders will be asked to pass the following resolution, with or without variation:
“THAT the amended and restated By-laws of the Bank, as approved by the Board of Directors on January 26, 2010, and as set out in Schedule 2 of the Bank’s Proxy Circular dated January 29, 2010, be and are hereby confirmed.”
          To be effective, the resolution must be passed by a majority of the votes cast by Shareholders thereon in person and by proxy. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the foregoing resolution.
5. Advisory Vote on Approach to Executive Compensation
Compensation strategies are critically important to driving the Bank’s success and improving shareholder value. The governing objective of our compensation programs is to align executive interests with those of our shareholders. This objective is reflected in our philosophy of pay for performance based on competitive market practice. Detailed disclosure of our executive compensation program is provided in the Executive Compensation Discussion and Analysis starting on page 28 of this Proxy Circular.
     The Bank believes that its compensation objectives of providing pay for performance to its executive officers, including the Named Executive Officers identified in this Proxy Circular, without encouraging excessive or inappropriate risk-taking, are appropriate. As supported by independent studies commissioned by the Human Resources and Management Compensation Committee, the Bank believes its approach to executive compensation as disclosed in this Proxy Circular strongly aligns with these objectives, and is in the best interest of the Shareholders.
          At the meeting, Shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in this Proxy Circular delivered in advance of the 2010 Annual Meeting of Shareholders of the Bank.”
          Approval of this resolution will require that it be passed by a majority of the votes cast by Shareholders thereon in person and by proxy. Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Management Compensation Committee will take into account the results of the vote when considering future executive compensation arrangements. Comments and questions on our executive compensation practices are always welcome. Comments and questions may be directed to Bank of Montreal, Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1 Fax: (416) 867-6793 Telephone: (416) 867-6785 E-mail: corp.secretary@bmo.com. Alternatively, page 49 sets out contact details for Shareholders who wish to communicate directly with the Board of Directors. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the acceptance of the approach to executive compensation disclosed in this Proxy Circular.
6. Shareholder Proposals
Shareholder proposals submitted for the consideration of Shareholders are attached as Schedule 3 of this Proxy Circular. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote against the shareholder proposals set out in Schedule 3 of this Proxy Circular.

6   |   Bank of Montreal Proxy Circular

Robert M. Astley Age: 65 Waterloo, Ontario Canada Director Since: 2004 Independent (1) Areas of Expertise: Industries Financial Services	Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, Ontario, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is Chairman and director of the CPP Investment Board and a member of the Dean’s Advisory Council of the School of Business and Economics at Wilfrid Laurier University. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			17 of 17	100%		42 of 42	100%
	Governance and Nominating			6 of 6	100%
	Human Resources and Management Compensation (Chair)			10 of 10	100%
	Risk Review			9 of 9	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

	None

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	11,485	19,959	31,444	$1,635,088	$600,000	$1,035,088	16.4
	2008	11,485	13,524	25,009	$804,039	$600,000	$204,039	8.0
	Net Change	0	6,435	6,435	$831,049	—	$831,049	8.4

	OPTIONS HELD (8)

	Nil

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $204,000 ($204,000 in DSUs)

David R. Beatty, O.B.E Age: 67 Toronto, Ontario Canada Director Since: 1992 Independent (1) Areas of Expertise: Industries Financial Services Material	David Beatty is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Managing Director of the Canadian Coalition for Good Governance, an organization that represents 50 pension funds, mutual funds and money managers with over $1 trillion in assets under management. He is Professor of Strategic Management and Director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queen’s College) where he obtained an M.A.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			15 of 17	88%		34 of 36	94%
	Human Resources and Management Compensation			10 of 10	100%
	Risk Review			9 of 9	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	FirstService Corporation			2001 - Present			- Corporate Governance (Chair) - Executive Compensation

	Inmet Mining Corporation			2003 - Present			- Chairman

	Garbell Holdings Limited			1995 - 2006

	Goldcorp Inc.			1994 - 2006
	Husky Injection Molding Systems Ltd.			2004 - 2007
	Thistle Mining Inc.			1998 - 2005

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	4,000	39,767	43,767	$2,275,884	$600,000	$1,675,884	22.8
	2008	4,000	32,903	36,903	$1,186,431	$600,000	$586,431	11.9
	Net Change	0	6,864	6,864	$1,089,453	—	$1,089,453	10.9

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		7,500		$119,925
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $166,000 ($166,000 in DSUs)

Bank of Montreal Proxy Circular  |  7

Robert Chevrier, F.C.A. Age: 66 Montreal, Quebec Canada Director Since: 2000 Independent (1) Areas of Expertise: Industries Financial Services Industrials	Robert Chevrier is President of Societe de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He is a director of Cascades Inc., CGI Group Inc. and Compagnie de Saint-Gobain and is Chairman of the Board of Richelieu Hardware Ltd. Mr. Chevrier is a graduate of Concordia University and is a Fellow of the Institute of Chartered Accountants.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			15 of 17	88%		24 of 27	89%
	Audit			5 of 6	83%
	The Pension Fund Society of the Bank of Montreal (Chair)			4 of 4	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	Cascades Inc.			2003 – Present			– Lead Director, Audit (Chair)

	CGI Group Inc.			2003 – Present			– Lead Director, Audit – Human Resources (Chair)

	Compagnie de Saint-Gobain			2007 – Present			– None

	Richelieu Hardware Ltd.			1991 – Present			– Chairman of the Board

	Addenda Capital Inc. Transcontinental Inc.			2004 – 2008 2001 – 2008

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	13,296	16,921	30,217	$1,571,284	$600,000	$971,284	15.7
	2008	13,260	14,541	27,801	$ 893,802	$600,000	$293,802	8.9
	Net Change	36	2,380	2,416	$ 677,482	—	$677,482	6.8

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		4,723		$75,521
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $166,000 ($50,000 in DSUs and $116,000 in cash)

George A. Cope Age: 48 Toronto, Ontario Canada Director Since: 2006 Independent (1) Areas of Expertise: Industries Financial Services Telecommunications		George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada, focused on driving profitable growth, enhancing customer service and delivering leading communications products to Bell’s national marketplace. Prior to joining BCE Inc. and Bell Canada in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier TELUS Mobility since 2000. Previously, he served as President and Chief Executive Officer of national wireless carrier Clearnet Communications for 13 years. Mr. Cope serves on the Advisory Board of the Richard Ivey School of Business at The University of Western Ontario. A past recipient of Canada’s Top 40 Under 40 Award, Mr. Cope holds a Business Administration (Honours) degree from The University of Western Ontario.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

		Board of Directors (2)			17 of 17		100%	26 of 26	100%
		Risk Review			9 of 9		100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

		BCE Inc.			2008 – Present			– None

		Bell Aliant			2008 – Present			– Chairman

		NII Holdings, Inc.			2004 – Present			– None

		OnX Enterprises Solutions Inc.			2001 – 2005

SECURITIES HELD

				Deferred		Total			Total Amount at
			Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
		Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

		2009	9,660	8,683	18,343	$953,836	$600,000	$353,836	9.5
		2008	9,660	4,284	13,944	$448,300	$600,000	$(151,700)†	4.5
		Net Change	0	4,399	4,399	$505,536	—	$ 505,536	5.0
OPTIONS HELD (8)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED

2009: $155,000 ($155,000 in DSUs)

	†	As set out on page 17 under “Director Share Ownership Requirements”, compliance with the requirements is determined by valuing the Shares and/or DSUs at the greater of (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost or value at the time credited. Mr. Cope met the requirement as at October 31, 2008.
8     |     Bank of Montreal Proxy Circular

William A. Downe Age: 57 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1) Areas of Expertise: Industries Financial Services Energy Health Care	Bill Downe is President and Chief Executive Officer of BMO Financial Group. In over two decades with the Bank, he has served in several capacities. Prior to March 1, 2007, he was Chief Operating Officer, with responsibility for all of BMO’s operating units including the Personal and Commercial Client Group, Investment Banking Group, Private Client Group, Technology and Solutions and Corporate Marketing. Prior to that, Mr. Downe served four years as Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, a role in which he oversaw the Investment Banking Group, the Private Client Group and BMO Financial Group’s operations in the U.S. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Corporation Limited and Harris Financial Corp. (both subsidiaries of the Bank), St. Michael’s Hospital Foundation, and Catalyst and its Canadian Advisory Board, a leading non-profit membership organization committed to building inclusive workplaces and expanding opportunities for women in business. Mr. Downe holds an M.B.A. from the University of Toronto.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			17 of 17	100%		48 of 48	100%
	Audit*			6 of 6	100%
	Governance and Nominating*			6 of 6	100%
	Human Resources and Management Compensation*			10 of 10	100%
	Risk Review*			9 of 9	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

	None

	SECURITIES HELD

					Total
		Common		Total of Common	Amount	Minimum	Amount Exceeding
	Year	Shares (3)	Units (11)	Shares and Units	at Risk (5)	Required (12)	Minimum Required (12)

	2009	154,799	202,536	357,335	$18,581,420	$8,155,000	$10,426,420
	2008	131,074	207,340	338,414	$10,880,010	$7,224,000	$3,656,010
	Net Change	23,725	(4,804)	18,921	$ 7,701,410		$6,770,410

	OPTIONS HELD

	Mr. Downe did not receive compensation for his services as a director and was not entitled to receive DSUs or options under the Non-Officer Director Stock Option Plan described on page 47. Mr. Downe has received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan, Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan as described in the Executive Compensation Discussion and Analysis.

	* During fiscal 2009, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees.

Ronald H. Farmer Age: 59 Toronto, Ontario Canada Director Since: 2003 Independent (1) Areas of Expertise: Industries Financial Services Health Care Industrials Materials	Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is the Chairman of the following non-public companies: Integran Technologies Inc. and PowerMetal Technologies, Inc. and a director of Pipal Research and Boatracs Inc. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			16 of 17		94%	32 of 33	97%
	Audit			6 of 6		100%
	Human Resources and Managemnt Compensation			10 of 10		100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

	None

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	9,000	20,773	29,773	$1,548,196	$600,000	$948,196	15.5
	2008	9,000	15,266	24,266	$ 780,152	$600,000	$180,152	7.8
	Net Change	0	5,507	5,507	$ 768,044	—	$768,044	7.7
	OPTIONS HELD (8)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $163,500 ($163,500 in DSUs)

Bank of Montreal Proxy Circular  |  9

David A. Galloway

Age: 66
Toronto, Ontario
Canada
Director Since: 1998
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Consumer Staples
      Financial Services
      Health Care
      Industrials
      Telecommunications
David Galloway is Chairman of the Board of Bank of Montreal, having been appointed to this position effective May 1, 2004. He was President and Chief Executive Officer of Torstar Corporation from 1988 to 2002. He is a director of Harris Financial Corp. (a Bank of Montreal subsidiary) and a member of its Risk Oversight Committee. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.

BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

Board of Directors (2)			17 of 17	100%		51 of 52	98%
Audit			6 of 6	100%
Governance and Nominating			6 of 6	100%
Human Resources and Management Compensation			10 of 10	100%
Risk Review			9 of 9	100%
The Pension Fund Society of the Bank of Montreal			3 of 4	75%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

Scripps Networks Interactive, Inc.			2002 - Present			– Compensation (Chair)

Toromont Industries Ltd.			2002 - Present			– Compensation

						– Governance

Abitibi Consolidated Inc.			2006 - 2007

Cognos Incorporated			2007 - 2008
Hudson’s Bay Company			2003 - 2006
Shell Canada Limited			2006 – 2007

SECURITIES HELD

		Deferred		Total			Total Amount at
	Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

2009	2,000	53,846	55,846	$2,903,992	$600,000	$ 2,303,992	29.0
2008	2,000	42,191	44,191	$1,420,741	$600,000	$820,741	14.2
Net Change	0	11,655	11,655	$1,483,251	—	$1,483,251	14.8

OPTIONS HELD (8)

		Number					Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

March 1, 2002	March 1, 2012	7,500	$36.01		7,500		$119,925
February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

VALUE OF TOTAL COMPENSATION RECEIVED

2009: $431,940 ($328,080 in DSUs and $103,860 in cash; includes compensation received for serving as a director of Harris Financial Corp. See “Compensation from Subsidiaries/Affiliates” on page 20)

Harold N. Kvisle Age: 57 Calgary, Alberta Canada Director Since: 2005 Independent (1) Areas of Expertise: Industries Energy Financial Services Utilities	Harold Kvisle is President and Chief Executive Officer of TransCanada Corporation, a leading North American energy company focused on natural gas and crude oil pipelines and power generation. He joined TransCanada in 1999 as Executive Vice-President, Trading and Business Development and was appointed to his current position in April 2001. He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			16 of 17	94%		23 of 26	88%
	Risk Review			7 of 9	78%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	ARC Energy Trust			2009 - Present			– Health Safety & Environment (Chair)

	TransCanada Corporation			2001 - Present			– None

	TransCanada PipeLines Limited			2001 - Present			– None

	Norske Skog Canada Ltd.			1997 - 2005

	PrimeWest Energy Inc.			1996 - 2008
	TransCanada Power, L.P.			1999 - 2005

SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	15,000	16,392	31,392	$1,632,384	$600,000	$1,032,384	16.3
	2008	10,000	11,391	21,391	$687,721	$600,000	$ 87,721	6.9
	Net Change	5,000	5,001	10,001	$944,663	—	$ 944,663	9.4

OPTIONS HELD (8)

Nil

VALUE OF TOTAL COMPENSATION RECEIVED

2009: $155,500 ($155,500 in DSUs)

10     |     Bank of Montreal Proxy Circular

Bruce H. Mitchell Age: 63 Toronto, Ontario Canada Director Since: 1999 Independent (1) Areas of Expertise: Industries Consumer Staples Energy Financial Services Industrials Information Technology	Bruce Mitchell is President and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food processing and technology industries. Mr. Mitchell is a member of the Board of Trustees and a Councillor of Queen's University, is Vice-Chair of the Canadian Institute for Advanced Research and has served on the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. (Hons.) from Queen's University and an M.B.A. from Harvard University.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			16 of 17	94%		31 of 32	97%
	Governance and Nominating			6 of 6	100%
	Risk Review (Chair)			9 of 9	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	CFM Corporation			2003 – 2005
	Garbell Holdings Limited			2006 – 2009
	GSW Inc.			2000 – 2006

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	20,000	35,168	55,168	$2,868,736	$600,000	$2,268,736	28.7
	2008	20,000	28,072	48,072	$1,545,515	$600,000	$945,515	15.5
	Net Change	0	7,096	7,096	$1,323,221	—	$1,323,221	13.2

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		7,500		$119,925
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $193,000 ($193,000 in DSUs)

Philip S. Orsino,
O.C., F.C.A.

Age: 65
Toronto, Ontario
Canada
Director Since: 1999
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Financial Services
      Financial Services
      Health Care
Industrials	Philip Orsino, a Corporate Director, is the former President and Chief Executive Officer of Masonite International Corporation, an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an Industry Partner, Building Products with Onex Corporation. He is an active volunteer and is involved in many community activities. He is the former Chairman of the Board of Trustees of the University Health Network. A published author, Mr. Orsino was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada's Outstanding Chief Executive Officer of the Year Award, received the University of Toronto's Distinguished Business Alumni Award for 2002 and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			16 of 17	94%		37 of 38	97%
	Audit (Chair)			6 of 6	100%
	Governance and Nominating			6 of 6	100%
	Risk Review			9 of 9	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	Clairvest Group Inc.			1998 – Present			- Audit (Chair)

	Masonite International Corporation			1989– 2005

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	26,841	31,434	58,275	$3,030,300	$600,000	$2,430,300	30.3
	2008	7,632	24,130	31,762	$1,021,148	$600,000	$421,148	10.2
	Net Change	19,209	7,304	26,513	$2,009,152	—	$2,009,152	20.1

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		7,500		$119,925
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $209,333 ($209,333 in DSUs)

Bank of Montreal Proxy Circular  |  11

Dr. Martha C. Piper
O.C., O.B.C.

Age: 64
Vancouver, British Columbia
Canada
Director Since: 2006
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Financial Services
      Health Care
      Information Technology
Utilities		Dr. Martha C. Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and is a member of the Trilateral Commission.

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

		Board of Directors (2)			17 of 17	100%		30 of 30	100%
		Human Resources and Management Compensation			10 of 10	100%
		Audit*			3 of 3	100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

		Shoppers Drug Mart Corporation			2007 - Present			- Compensation

		TransAlta Corporation			2006 - Present			- Human Resources - Governance and Environment

		SECURITIES HELD

				Deferred		Total			Total Amount at
			Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
		Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

		2009	1,909	11,431	13,340	$693,680	$600,000	$ 93,680	6.9
		2008	949	6,386	7,335	$235,820	$600,000	$(364,180)	2.4
		Net Change	960	5,045	6,005	$457,860	—	$457,860	4.5

		OPTIONS HELD (8)

		Nil

		VALUE OF TOTAL COMPENSATION RECEIVED

		2009: $173,000 ($173,000 in DSUs)

	*	Effective March 3, 2009, Dr. Piper was appointed to the Audit Committee.

J. Robert S. Prichard,
 O.C., O.Ont.

Age: 60
Toronto, Ontario
Canada
Director Since: 2000
Independent (1)
Areas of Expertise:
Industries
      Consumer Discretionary
      Consumer Staples
      Financial Services
      Health Care
      Industrials
(includes transportation)	J. Robert S. Prichard is President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area (GTHA). Before joining Metrolinx in May 2009, he served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company. Mr. Prichard is also President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of the Visiting Committee of Harvard Law School, Vice-Chair of Canada’s Science, Technology and Innovation Council, a Trustee of the Hospital for Sick Children and a director of the Toronto Community Foundation. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			17 of 17	100%		33 OF 33	100%
	Governance and Nominating (Chair)			6 of 6	100%
	Human Resources and Management Compensation			10 of 10	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	George Weston Limited			2000– Present			– Governance, Human Resources, Nominating and Compensation – Pension and Benefits

	Onex Corporation			1994– Present			– None

	Torstar Corporation			2002– 2009
	Four Seasons Hotels Inc.			1996-2007

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	4,000	29,099	33,099	$1,721,148	$600,000	$1,121,148	17.2
	2008	4,000	22,618	26,618	$ 855,769	$600,000	$ 255,769	8.6
	Net Change	0	6,481	6,481	$ 865,379	—	$ 865,379	8.6

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		7,500		$119,925
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$ 26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $180,500 ($180,500 in DSUs)

12     |     Bank of Montreal Proxy Circular

Jeremy H. Reitman Age: 64 Montreal, Quebec Canada Director Since: 1987 Independent (1) Areas of Expertise: Industries Consumer Discretionary Financial Services	Jeremy Reitman is President, Chief Executive Officer and a director of Reitmans (Canada) Limited, a retailing company. He is also Governor Emeritus of McGill University. Mr. Reitman graduated from Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University Faculty of Law (B.C.L.).

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			17 of 17	100%		27 of 27	100%
	Audit			6 of 6	100%
	The Pension Fund Society of the Bank of Montreal			4 of 4	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	Reitmans (Canada) Limited			1975 – Present			– None

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	0	47,135	47,135	$2,451,020	$600,000	$1,851,020	24.5
	2008	10,000	40,022	50,022	$1,608,207	$600,000	$1,008,207	16.1
	Net Change	(10,000)	7,113	(2,887)	$842,813	—	$842,813	8.4

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		7,500		$119,925
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $156,500 ($156,500 in DSUs)

Guylaine Saucier, F.C.A., C.M. Age: 63 Montreal, Quebec Canada Director Since: 1992 Independent (1) Areas of Expertise: Industries Consumer Discretionary Energy Financial Services	Guylaine Saucier, a Corporate Director, is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, is a director of AXA Assurances, Areva and Danone and was also the first woman to serve as President of the Quebec Chamber of Commerce. She serves as a director of the Fondation du Musée des Beaux Arts. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors and in 2007, she obtained the Institute Certified Designation from the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			17 of 17	100%		32 of 32
	Audit			6 of 6	100%			100%
	Risk Review			9 of 9	100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	Areva			2006 - Present			– Audit (Chair)

	Groupe Danone			2009 - Present			– Audit (Chair)

	Altran Technologies SA			2003 - 2007
	CHC Helicopter Corporation			2005 - 2008
	Nortel Networks Corporation			1997 - 2005
	Petro-Canada			1991– 2009
	Tembec Inc.			1991 – 2005

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	6,874	33,526	40,400	$2,100,800	$600,000	$1,500,800	21.0
	2008	6,090	31,231	37,321	$1,199,870	$600,000	$599,870	12.0
	Net Change	784	2,295	3,079	$900,930	—	$900,930	9.0

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		6,500		$103,935
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $164,000 ($50,000 in Common Shares and $114,000 in cash)

Bank of Montreal Proxy Circular  |  13

Nancy C. Southern Age: 53 Calgary, Alberta Canada Director Since: 1996 Independent (1) Areas of Expertise: Industries Energy Financial Services Industrials Utilities	Nancy Southern is President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. Ms. Southern was born and raised in Calgary and has been involved in many community endeavours. She is Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities.

	BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

	Board of Directors (2)			14 of 17	82%		24 of 30	80%
	Risk Review			7 of 9	78%
	The Pension Fund Society of the Bank of Montreal			3 of 4	75%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS

	Akita Drilling Ltd.			1992 – Present			– None

	ATCO Ltd.			1989 – Present			– None

	Canadian Utilities Limited			1990 – Present			– None

	CU Inc. (Chair)			2008 – Present			– None

	Shell Canada Limited			2001 – 2007

	SECURITIES HELD

			Deferred		Total			Total Amount at
		Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
	Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

	2009	16,113	11,460	27,573	$1,433,796	$600,000	$833,796	14.3
	2008	10,016	9,454	19,470	$625,960	$600,000	$25,960	6.3
	Net Change	6,097	2,006	8,103	$807,836	—	$807,836	8.0

	OPTIONS HELD (8)

			Number					Value of Unexercised
	Date Granted	Expiry Date	Granted	Exercise Price (9)		Total Unexercised		Options (10)

	March 1, 2002	March 1, 2012	7,500	$36.01		7,500		$119,925
	February 28, 2003	February 28, 2013	3,000	$43.25		3,000		$26,250

	VALUE OF TOTAL COMPENSATION RECEIVED

	2009: $157,500 ($50,000 in DSUs and $107,500 in cash)

Don M. Wilson III Age: 61 Greenwich, Connecticut United States Director Since: 2008 Independent (1) Areas of Expertise: Industries Financial Services		Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co. in 2006 as Chief Risk Officer with responsibility for credit, equity, market, and operational risk globally. Mr. Wilson was also a member of JP Morgan’s Executive Committee and Operating Committee. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

		BOARD/COMMITTEE MEMBERSHIP			ATTENDANCE			ATTENDANCE (TOTAL)

		Board of Directors (2)			15 of 17		92%	30 of 34	88%
		Risk Review			8 of 9		89%
		Human Resources and Management Compensation Committee*			5 of 6		80%
		The Pension Fund Society of the Bank of Montreal*			2 of 2		100%

		PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS

		None

		SECURITIES HELD

				Deferred		Total			Total Amount at
			Common	Share Units	Total of Common	Amount	Minimum	Amount Exceeding	Risk as a Multiple of
		Year	Shares (3)	(DSUs) (4)	Shares and DSUs	at Risk (5)	Required (6)	Minimum Required (6)	Annual Retainer (7)

		2009	13,500	6,918	20,418	$1,061,736	$600,000	461,736	10.6
		2008	13,500	2,465	15,965	$513,275	$600,000	$(86,725)†	5.1
		Net Change	0	4,453	4,453	$548,461	—	548,461	5.5
		OPTIONS HELD (8)
		Nil
		VALUE OF TOTAL COMPENSATION RECEIVED

		2009: $169,000 ($169,000 in DSUs)

	*	Effective March 3, 2009, Mr. Wilson III was appointed to the Human Resources and Management Compensation Committee and to the board of directors of The Pension Fund Society of the Bank of Montreal.
	†	As set out on page 17 under “Director Share Ownership Requirements”, compliance with the requirements is determined by valuing the Shares and/or DSUs at the greater of (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost or value at the time credited. Mr. Wilson III met the requirement as at October 31, 2008.

14     |     Bank of Montreal Proxy Circular

Notes
(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the categorical standards adopted by the Board as described under the heading “Director Independence” on page 50. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	The 17 meetings held by the Board of Directors in fiscal 2009 included meetings which were outside its regular meeting schedule and round table meetings (sessions where the directors discussed current and developing issues with the President and Chief Executive Officer and dealt with other Board matters).
(3)	“Common Shares” refers to the number of Common Shares of the Bank beneficially owned, or over which control or direction is exercised, by the nominee as of January 29, 2010 in respect of 2009 and January 2, 2009 in respect of 2008.
(4)	“DSUs” refers to the number of Deferred Share Units held by the nominee under the Deferred Share Unit Plans described on page 17 as of January 29, 2010 in respect of 2009 and January 2, 2009 in respect of 2008.
(5)	The “Total Amount at Risk” is determined by multiplying the number of Common Shares, DSUs and/or Units held by each nominee as of January 29, 2010 in respect of 2009 and January 2, 2009 in respect of 2008 by the closing price of the Bank’s Common Shares on the Toronto Stock Exchange (“TSX”) on each such date ($52.00 and $32.15, respectively).
(6)	“Minimum Required” refers to the minimum value of Common Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Non-employee Directors are required to hold at least six times the annual retainer in Common Shares and/or DSUs as described on page 17.
(7)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the director annual retainer ($100,000).
(8)	“Options” refers to the number of unexercised options held by the nominee under the Non-Officer Director Stock Option Plan described on page 47 as of January 29, 2010. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
(9)	“Exercise Price” or “Strike Price” is the closing price of the Bank’s Common Shares on the TSX on the trading day immediately preceding the grant date of the option as described on page 47 under “Non-Officer Director Stock Option Plan”.
(10)	“Value of Unexercised Options” is determined by multiplying the number of unexercised options held by each nominee as of January 29, 2010 by the difference between the closing price of the Bank’s Common Shares on the TSX on January 29, 2010 of $52.00 and the exercise price of such options.
(11)	“Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan held by Mr. Downe as of January 29, 2010 in respect of 2009 and January 2, 2009 in respect of 2008. A description of each of these can be found in the Executive Compensation Discussion and Analysis starting on page 28.
(12)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executive Share Ownership Guidelines” on page 28. The minimum required amounts have been converted into Canadian dollars at the average rate of exchange for the fiscal year as follows: for 2009, US$1.00 = Cdn$1.165 and for 2008, US$1.00 = Cdn$1.032.
The charts below provide the following information about the nominees for the Board of Directors.
a)	Length of Tenure of Non-Employee Directors
b)	Areas of Expertise of Non-Employee Directors
c)	Geographical Mix of Non-Employee Directors
d)	Non-Employee Director Attendance at Board and Committee Meetings

Bank of Montreal Proxy Circular   |   15

Additional Disclosure Relating to Directors

In fiscal 2009, no director of the Bank served on an outside board with any other director of the Bank.

To the Bank’s knowledge, no proposed director of the Bank:
(a)	is, as at January 29, 2010, or has been, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):
(i) subject to an order (including a cease trade order, or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii) subject to an order (including a cease trade order, or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	is, as at January 29, 2010, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before January 29, 2010 become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, except as follows:

Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc., when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market (“AIM”) from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading since December 31, 2004 on the TSX due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;

Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Galloway is no longer a director of ITI Education Corporation;

Mr. Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM Corporation filed for protection under the CCAA; and

Mme. Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.

To the Bank’s knowledge, none of its proposed directors have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

16   |    Bank of Montreal Proxy Circular

Board of Directors
Compensation/Attendance
How Were the Bank’s Directors Compensated in 2009? (a)

DESCRIPTION OF FEE	AMOUNT

Annual retainer (Director)	$100,000 per year

Board meeting fee	$2,000 per meeting

Committee meeting fee (b)	$1,500 per meeting

Chair retainers:
Chairman of the Board	$300,000 per year (c)
Audit Committee	$40,000 per year (d)
Governance and Nominating Committee	$15,000 per year
Human Resources and Management Compensation Committee	$25,000 per year
Risk Review Committee	$25,000 per year
The Pension Fund Society of Bank of Montreal	$15,000 per year

Travel fees: $1,500 per trip for directors having to travel more than 1,000 kilometres from their principal residence to participate in a meeting or series of meetings

Notes
(a)	Directors’ compensation is only paid to non-employee directors. Directors are reimbursed for out-of-pocket expenses incurred in attending Board and Committee Meetings.
(b)	Includes meetings of the board of directors of The Pension Fund Society of the Bank of Montreal.
(c)	Aggregate amount inclusive of directors’ annual retainer. The Chairman of the Board receives no meeting fees for attending regularly scheduled meetings but does receive meeting fees for special meetings (effective March 3, 2009).
(d)	The Audit Committee Chair fee was increased from $35,000 to $40,000 on March 3, 2009.
Director Share Ownership Requirements
With a view to aligning directors’ compensation with shareholders’ interests, non-employee directors are required to hold at least six times their annual retainer in Shares and/or Deferred Share Units valued at the greater of (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost or value at the time credited. Until this level is achieved, directors must take 100% of their remuneration in the form of either Shares (which are purchased on the open market) or Deferred Share Units. Once this threshold has been reached, directors must take 50% of their annual retainer in Shares or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees in this manner.
In fiscal 2009, 14 of 17 non-employee directors elected to take 100% of their annual retainer and meeting fees in Deferred Share Units. As at October 31, 2009, all non-employee directors met the minimum share ownership requirements.
Directors’ Share Ownership
As at January 29, 2010:
•	Total Shares held by non-employee directors: 153,678;
•	Total Deferred Share Units held by non-employee directors: 382,512(1); and
•	Total value of Shares and Deferred Share Units held by non-employee directors was $27,881,880.
Notes
(1)	Based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of January 29, 2010, which was $52.00.
Deferred Share Units
•	A Deferred Share Unit (“DSU”) is an amount owed by the Bank or an affiliate of the Bank to its directors having the same value as one Share, but is not paid out until such time as the director terminates service on the Board and the boards of all affiliates of the Bank, thereby providing an ongoing equity stake in the Bank throughout the director’s period of service. DSUs are vested at the time of grant. Only non-employee directors of the Bank and its affiliates can receive DSUs. DSUs are available to directors of the Bank and Harris Financial Corp. under their respective DSU plans.
•	The number of DSUs credited to a director on any date is calculated by dividing the amount of the retainer or meeting fees to be paid in the form of DSUs by the market price of the Shares. DSUs are credited with dividend equivalents when dividends are paid on the Shares in the form of additional DSUs calculated based on the market price of the Shares on the date credited.
•	Payment of DSUs may be in cash or in Shares purchased on the open market.
•	As at January 29, 2010, the aggregate value of DSUs outstanding to directors of the Bank was $19,890,624.

Bank of Montreal Proxy Circular   |   17

The following table sets out compensation paid by the Bank and its subsidiary Harris Financial Corp. to non-employee directors who served as directors during the year ended October 31, 2009.
Directors’ Compensation for Fiscal 2009

	Fees Earned ($)
		Committee	Non-
	Board	Chair	executive	Board	Committee			All other		Portion of fees taken in cash,	Total DSUs value
	retainer	retainer	Chairman	attendance	attendance	Travel fees	Other fees	amounts	Total	Shares and/or DSUs	vested or earned(c)
Directors	($)	($)	retainer ($)	fee ($)(a)	fee ($)	($)	($)	($)(b)	($)	($)	($)

Robert M. Astley	100,000	25,000	–	40,000	37,500	1,500	–		204,000	100% in DSUs	245,190

Stephen E. Bachand (d)	33,333	–	–	18,000	9,000	4,500	126,940 (e)	8,200	199,973	100% in DSUs (f)	261,365

David R. Beatty	100,000	–	–	36,000	28,500	1,500	–		166,000	100% in DSUs	261,681

										Annual retainer: 50% in cash
										and 50% in DSUs. Meeting
Robert Chevrier	100,000	15,000	–	36,000	13,500	1,500	–		166,000	fees: 100% in cash. (g)	91,898

George A. Cope	100,000	–	–	40,000	13,500	1,500	–		155,000	100% in DSUs	169,249

Ronald H. Farmer	100,000	–	–	38,000	24,000	1,500	–		163,500	100% in DSUs	209,095

David A. Galloway	–	–	300,000	2,000	3,000	–	126,940 (e)		431,940	100% in DSUs (h)	452,381

Harold N. Kvisle	100,000	–	–	36,000	10,500	9,000	–		155,500	100% in DSUs	190,060

Eva Lee Kwok (d)	33,333	–	–	16,000	7,500	4,500	–	8,200	69,533	100% in DSUs	116,066

Bruce H. Mitchell	100,000	25,000	–	38,000	22,500	1,500	6,000(i)		193,000	100% in DSUs	275,087

Philip S. Orsino	100,000	38,333	–	38,000	31,500	1,500	–		209,333	100% in DSUs	280,578

Martha C. Piper	100,000	–	–	40,000	19,500	13,500	–		173,000	100% in DSUs	193,442

J. Robert S. Prichard	100,000	15,000	–	40,000	24,000	1,500	–		180,500	100% in DSUs	247,145

Jeremy H. Reitman	100,000	–	–	40,000	15,000	1,500	–		156,500	100% in DSUs	272,179

										Annual retainer: 50% in cash
Guylaine Saucier	100,000	–	–	40,000	22,500	1,500	–		164,000	and 50% in Common Shares.
										Meeting fees:
										100% in cash.	88,323

										Annual retainer: 50% in cash
Nancy C. Southern	100,000	–	–	32,000	15,000	10,500	–		157,500	and 50% in DSUs.
										Meeting fees:
										100% in cash.	77,733

Don M. Wilson III	100,000	–	–	36,000	22,500	10,500	–		169,000	100% in DSUs	177,742

										Total fees paid in DSUs:
Total	1,466,666	118,333	300,000	566,000	319,500	67,500	259,880	16,400	3,114,279	2,547,465	3,609,214
										Total fees paid in
										Common Shares:
										50,000
										Total fees paid in cash: 516,814

Notes
(a)	Includes a double meeting fee where the meeting extends over a two day period.

(b)	Includes retirement gifts and charitable donations made by the Bank on behalf of each of Mr. Bachand and Ms. Kwok who ceased to be members of the Board of Directors of Bank of Montreal on March 3, 2009.

(c)	Includes value of DSUs for compensation earned in fiscal 2009 and dividends paid in fiscal 2009 in the form of additional DSUs. In the case of Mr. Galloway and Mr. Bachand, includes DSUs granted pursuant to the terms of a plan offered to directors of Harris Financial Corp. (values of DSUs granted for fees are converted to Cdn $ in accordance with note (e) below).

(d)	Effective March 3, 2009, Mr. Bachand and Ms. Kwok ceased to be members of the Board of Directors of the Bank of Montreal.

(e)	Includes US$110,000 received by each of Mr. Galloway and Mr. Bachand in compensation for serving as directors of Harris Financial Corp. during fiscal 2009. Such amounts were paid in US$ and converted for the purposes of this disclosure to Cdn$ at the rate of exchange at the grant dates of US$1.2625 = Cdn $1.00 at January 15, 2009, US$1.2038 = Cdn $1.00 at April 15, 2009, US$1.1194 = Cdn $1.00 at July 15, 2009 and US$1.0308 = Cdn $1.00 at October 15, 2009.

(f)	DSUs for Bank retainer and fees are taken 100% in DSUs. Fees received in relation to serving as a director of Harris Financial Corp. were taken US$42,500 (Cdn $51,486) in DSUs and US$67,500 (Cdn $75,454) in cash.

(g)	Committee Chair retainer taken in cash.

(h)	DSUs for Bank retainer and fees are taken 100% in DSUs. Fees received in relation to serving as a director of Harris Financial Corp. were taken US$20,000 (Cdn $23,080) in DSUs and US$90,000 (Cdn $103,860) in cash.

(i)	Includes fees paid to directors for attending Committee meetings as invitees.
18  |   Bank of Montreal Proxy Circular

Non-Officer Director Stock Option Plan
The granting of options under the Non-officer Director Stock Option Plan was discontinued effective November 1, 2003. A description of the plan can be found on page 47.
The table below shows the non-employee directors who had unexercised option awards as at October 31, 2009.
Outstanding Option-based Awards

	Option-based Awards
	Number of			Value of
	Securities	Option		unexercised
	underlying	Exercise	Option Expiry	Options (as at
Name	unexercised Options	Price ($)	Date	October 31, 2009) ($)(a)

David R. Beatty	7,500	36.01	March 1, 2012	105,375

David R. Beatty	3,000	43.25	February 28, 2013	20,430

Robert Chevrier	4,723	36.01	March 1, 2012	66,358

Robert Chevrier	3,000	43.25	February 28, 2013	20,430

David A. Galloway	7,500	36.01	March 1, 2012	105,375

David A. Galloway	3,000	43.25	February 28, 2013	20,430

Bruce H. Mitchell	7,500	36.01	March 1, 2012	105,375

Bruce H. Mitchell	3,000	43.25	February 28, 2013	20,430

Philip S. Orsino	7,500	36.01	March 1, 2012	105,375

Philip S. Orsino	3,000	43.25	February 28, 2013	20,430

J. Robert S. Prichard	7,500	36.01	March 1, 2012	105,375

J. Robert S. Prichard	3,000	43.25	February 28, 2013	20,430

Jeremy H. Reitman	7,500	36.01	March 1, 2012	105,375

Jeremy H. Reitman	3,000	43.25	February 28, 2013	20,430

Guylaine Saucier	6,500	36.01	March 1, 2012	91,325

Guylaine Saucier	3,000	43.25	February 28, 2013	20,430

Nancy C. Southern	7,500	36.01	March 1, 2012	105,375

Nancy C. Southern	3,000	43.25	February 28, 2013	20,430

Note
(a) The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the Shares on the TSX on October 31, 2009 ($50.06 per share).
Bank of Montreal Proxy Circular  |  19

Compensation from Subsidiaries/Affiliates
From time to time, non-employee directors of the Bank serve as directors of subsidiaries and affiliates of the Bank. Non-employee directors are reimbursed for travel and other out-of-pocket expenses incurred in attending board and committee meetings of subsidiaries and affiliates. Except with respect to service by one non-employee director who served as a director of Harris Financial Corp., non-employee directors of the Bank did not during fiscal 2009 receive compensation from affiliates or subsidiaries of the Bank for service as directors of the subsidiaries and affiliates. During fiscal 2009, Mr. Galloway and Mr. Bachand served as directors of Harris Financial Corp. and received compensation from Harris Financial Corp. for such services (annual retainer of US$110,000 each). Mr. Galloway and Mr. Bachand received US$20,000 and US$42,500 respectively in DSUs of such fees pursuant to a plan offered to the directors of Harris Financial Corp.

Summary of Directors’ Attendance for the Period November 1, 2008 to October 31, 2009

							Human
							Resources and
					Governance		Management				The Pension Fund
			Audit		and Nominating		Compensation		Risk Review		Society of the
Summary of	Board (a)		Committee		Committee		Committee		Committee		Bank of Montreal		Average
Attendance of Directors	(17 meetings)		(6 meetings)		(6 meetings)		(10 meetings)		(9 meetings)		(4 meetings)		Percent

	#	%	#	%	#	%	#	%	#	%	#	%	%

Robert M. Astley	17	100	–	–	6	100	10 (Chair)	100	9	100	–	–	100

Stephen E. Bachand (b)	8/8	100	–	–	2/2	100	4/4	100	–	–	–	–	100

David R. Beatty	15	88	–	–	–	–	10	100	9	100	–	–	94

Robert Chevrier	15	88	5	83	–	–	–	–	–	–	4 (Chair)	100	89

George A. Cope	17	100	–	–	–	–	–	–	9	100	–	–	100

William A. Downe (c)	17	100	6	100	6	100	10	100	9	100	–	–	100

Ronald H. Farmer	16	94	6	100	–	–	10	100	–	–	–	–	97

David A. Galloway	17 (Chair)	100	6	100	6	100	10	100	9	100	3	75	98

Harold N. Kvisle	16	94	–	–	–	–	–	–	7	78	–	–	88

Eva Lee Kwok (b)	7/8	88	3/3	100	–	–	–	–	–	–	2/2	100	92

Bruce H. Mitchell	16	94	–	–	6	100	–	–	9 (Chair)	100	–	–	97

Philip S. Orsino	16	94	6 (Chair)	100	6	100	–	–	9	100	–	–	97

Martha C. Piper (d)	17	100	3/3	100	–	–	10	100	–	–	–	–	100

J. Robert S. Prichard	17	100	–	–	6 (Chair)	100	10	100	–	–	–	–	100

Jeremy H. Reitman	17	100	6	100	–	–	–	–	–	–	4	100	100

Guylaine Saucier	17	100	6	100	–	–	–	–	9	100	–	–	100

Nancy C. Southern	14	82	–	–	–	–	–	–	7	78	3	75	80

Don M. Wilson III (e)	15	88	–	–	–	–	5/6	83	8	89	2/2	100	88

Average Percentage		95		98		100		99		95		90	96

Notes
(a)	The 17 meetings held by the Board of Directors in fiscal 2009 included meetings that were outside the Board’s regular meeting schedule as well as round table meetings (sessions where the directors discussed current and developing issues with the Bank’s President and Chief Executive Officer and dealt with other Board matters).

(b)	Effective March 3, 2009, Mr. Bachand and Ms. Kwok ceased to be members of the Board of Directors of the Bank of Montreal.

(c)	Attended Committee meetings, in full or in part as appropriate, at the request of the Committees.

(d)	Effective March 3, 2009, was appointed to the Audit Committee.

(e)	Effective March 3, 2009, was appointed to the Human Resources and Management Compensation Committee and to the board of directors of The Pension Fund Society of the Bank of Montreal.
20  |  Bank of Montreal Proxy Circular

Report of the Audit Committee
The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting. The Committee is also responsible for overseeing the integrity of the Bank’s internal controls, the performance of its internal and external audit functions, related party transactions, conflicts of interests and ethics. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.
Each member of the Audit Committee has been determined to be “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (the “SEC”) and NYSE standards, and each of Messrs. Chevrier and Orsino and Mme Saucier has been determined to be an “Audit Committee Financial Expert” as such term is defined under SEC rules.
Members: Philip Orsino (Chair), Robert Chevrier, Ronald Farmer, David Galloway, Martha Piper, Jeremy Reitman, Guylaine Saucier
In 2009, the Committee:
•	Recommended for approval by the Board the Consolidated Financial Statements and related Management’s Discussion and Analysis, financial releases and the Annual Information Form.

•	Evaluated the appropriateness of the Banks’ accounting and financial reporting, the effectiveness of the Bank’s internal controls, Shareholders’ Auditors and Corporate Audit function.

•	Approved the Bank’s whistleblowing procedures, and revisions to: FirstPrinciples - the Bank’s Code of Business Conduct and Ethics, the Committee Charter, the Corporate Audit Mandate, and Corporate Policies and Procedures relating to Internal Control and Self Dealing.

•	Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on material legal and compliance issues, significant legislative and regulatory developments and material transactions with related parties, litigation reports, and the implementation of International Financial Reporting Standards.
•	Met regularly in private with each of the Shareholders’ Auditors, Chief Auditor and General Counsel.

•	Monitored current market issues, emerging best practices related to financial reporting and legal and regulatory developments having an impact on the Bank’s operations.

•	Considered presentations on the Bank’s U.S. and derivatives operations to achieve a greater understanding of performance in these areas.

•	Welcomed Martha Piper as a new member.
The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2009. The mandate is contained in the Committee’s charter at www.bmo.com/investorrelations.
Philip S. Orsino
Chair
Bank of Montreal Proxy Circular     |     21

Report of the Governance and
Nominating Committee
The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and reviewing the Bank’s process for orientation and assessment of the Board, its committees and directors.
Members: Robert Prichard (Chair), Robert Astley, David Galloway, Bruce Mitchell, Philip Orsino
In 2009, the Committee:
•	Revised the Director Tenure Policy, in order to ensure ongoing Board renewal, drive sustained Board performance and add new expertise and perspectives to the Board by introducing, in addition to the existing age 70 retirement rule, maximum term limits of 15 years for new directors (effective January 1, 2010). To ensure a smooth and orderly transition, the Director Tenure Policy for current directors was amended to include, in addition to the existing age 70 retirement rule, maximum term limits of 20 years (effective March 1, 2011). For additional details, see Schedule 1 of this Proxy Circular.

•	Established a process whereby each Committee Chair developed annual objectives and included those objectives in the annual assessment of the effectiveness of the Committee and its Chair in order to supplement the existing practice of the Chairman of the Board setting annual objectives for himself and the Board of Directors.

•	Evaluated the composition, size, competencies and skills of the Board.

•	Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see Schedule 1 of this Proxy Circular or www.bmo.com/investorrelations.

•	Assessed the independence, shareholdings and attendance of each director and supervised the assessment of ongoing suitability of directors and senior officers in accordance with Guideline E-17 of the Office of the Superintendent of Financial Institutions.
•	Recommended the nominees to stand for election as directors at the Annual Meeting of Shareholders and recommended the Chairman of the Board as well as committee members and chairs for appointment.

•	Surveyed directors on the effectiveness of the Bank’s strategy sessions, monitored the Bank’s practices related to governance against emerging best practices (including Board and shareholder engagement matters) and recommended director compensation.

•	Undertook a review of the Bank’s corporate governance documents (including the Board Mandate, Committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines) and approved the Committee Charter and the Orientation Programs for new directors and committee members.
The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2009. The mandate is contained in the Committee’s charter at www.bmo.com/investorrelations.
J. Robert S. Prichard
Chair

22     |     Bank of Montreal Proxy Circular

Report of the Risk Review Committee
The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk; adherence to Risk Management Corporate Policies; and compliance with risk-related regulatory requirements.
Members: Bruce Mitchell (Chair), Robert Astley, David Beatty, George Cope, David Galloway, Harold Kvisle, Philip Orsino, Guylaine Saucier, Nancy Southern, Don Wilson III
In 2009, the Committee:
•	Approved the Bank’s market risk profile, certain risk exposures, limits delegated to management, the Committee’s Charter, risk-based demand for capital inclusion in the capital plan and assessments of capital adequacy.

•	Evaluated and concurred with the implementation and progress of an enterprise-wide risk management improvement program to fully leverage and enhance the Bank’s risk management capabilities.

•	Assessed the Bank’s credit, market, operational, reputational, and liquidity and funding risk profiles and corporate policies which address risk management for alignment with prudent and proactive risk management principles.

•	Reviewed allowances for credit losses, selected business unit strategies, core methods and procedures established by management to control key risks, various stress test reports, and material outsourcing arrangements in satisfaction of OSFI Guideline B-10.
•	Considered presentations on the impact of the general disruption in capital markets on the industry and on the Bank, and regular updates from management on various matters, including the Bank’s structured credit and funding exposures, the Basel II Capital Accord and the Internal Capital Adequacy Assessment Process.

•	Monitored emerging risk issues and developments in prevailing market conditions.
The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2009. The mandate is contained in the Committee’s charter at www.bmo.com/investorrelations.
Bruce H. Mitchell
Chair

Bank of Montreal Proxy Circular     |     23

Report of the Human Resources and
Management Compensation Committee
The Human Resources and Management Compensation Committee assists the Board of Directors in ensuring that human resources strategies (including compensation and talent management) support the Bank’s objectives to maximize shareholder value.
As required by its Committee Charter, members of this Committee have experience in human resources and compensation matters, which allows them to fully contribute to achieving the Committee’s objectives. The Committee also has experience in risk matters, with four members of the Committee also serving as members of the Bank’s Risk Review Committee.
Members: Robert Astley (Chair), David Beatty, Ronald Farmer, David Galloway, Martha Piper, Robert Prichard, Don Wilson III
Key Objectives
The Committee successfully completed its three key objectives for 2009:
1.	Assess the Executive Compensation Program: completed with our independent advisor

The Committee assessed the revised executive compensation program implemented in 2008 to determine if it met the original goals and intent, compared it to current and emerging trends, and reviewed whether it appropriately recognized and accounted for risk.
Key findings:
•	The executive compensation program is sound and appropriately linked to business strategy.

•	Risk is appropriately recognized.

•	Pay for performance linkages are clear.
In addition, the Committee identified opportunities to further strengthen the program. For 2010, the program will be enhanced by widening the range of payouts possible under the Short-Term Incentive Plan (STIP) and broadening the use of clawbacks to include both STIP and equity paid.
2.	Conduct a comprehensive assessment of the Capital Markets (CM) Compensation Program: completed with our independent advisor, management and the Chair of the Risk Review Committee.

Key findings of assessment:
•	The Capital Markets compensation program is sound and links pay to Capital Markets financial performance (based on an independent historical analysis).

•	The program can be further improved for 2010 by:
•	strengthening alignment more clearly to the new business strategy

•	reflecting risk and longer-term horizons more explicitly.
3.	Confirm that comprehensive succession plans are in place for the CEO and key senior management roles: completed

The Committee conducted comprehensive succession reviews that included:
•	discussing talent profiles and development plans for all successors for key positions;

•	reviewing an in-depth assessment of the quality of leadership teams in each business; and

•	discussing CEO succession in both the short- and long-terms.
In 2009, the Committee:
Completed the following activities to fulfill its mandate and charter:
1.	Developed a strategy, in conjunction with the Governance and Nominating Committee, to implement an annual Say on Pay advisory vote by shareholders consistent with the resolution shareholders passed at the Bank’s March, 2009 Annual Meeting of Shareholders. As part of the implementation process, the Committee met with investors across the country, asking for their feedback and concerns, and answering their questions. The Committee found these meetings very effective, and expects to continue to use them as a way to understand the views of investors. Based on this experience, the Committee plans during 2010 to formalize its shareholder engagement policy for compensation matters.

2.	Assessed the alignment of the Bank’s compensation philosophy, principles and programs with the core compensation principles of the Financial Stability Board (FSB) and the Office of the Superintendent of Financial Institutions (OSFI). These principles outline corporate governance reforms, global standards on pay structure and greater disclosure and transparency requirements. The Bank’s compensation policy is well aligned with the Principles and Standards for Sound Compensation Practices established by the FSB. In Canada, OSFI has reviewed the principles in the context of the Canadian market.

Management and the Committee will consult with OSFI over the coming year to continue enhancing compensation alignment with these and other principles.

3.	Commissioned and reviewed independent studies:
•	Pay for performance analyses were completed for both Senior Executives (the Bank’s 8 most senior executives) and Capital Markets professionals. For the CEO and Senior Executives, an analysis of the Bank’s historical performance relative to its peers was compared with compensation paid. For Capital Markets professionals, historical absolute and relative peer performance were compared. All analyses confirmed a strong alignment of pay with performance.

•	A Pay Risk analysis was undertaken that examined various elements of compensation programs and whether compensation incentives are appropriately aligned with the Bank’s risk tolerance. The analysis concluded that the Bank’s compensation programs do not encourage excessive or inappropriate risk-taking.

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4.	Carried out annual oversight activities:
•	Reviewed progress on Human Resources strategic priorities, which are focused on advancing the organization’s performance culture.

•	Assessed the CEO’s fiscal 2009 performance and recommended his compensation to the independent Board members for approval.

•	Reviewed the annual performance assessments submitted by the CEO for the Senior Executives and approved their compensation.

•	Reviewed the individual compensation tally sheets (which show accumulated compensation from all sources) for the CEO and Senior Executives.

•	Reviewed the compensation benchmarking methodology, composition of comparator groups and the use of benchmarking data in setting compensation target levels.

•	Recommended to the Board the appointment and reassignment of Senior Executives, and approved the appointment and reassignment of other executives.
All Committee meetings included time without management present, and time with the Committee’s independent advisor without management present. Executives were not present when the Committee was discussing their compensation.
Advisor
The Committee engaged Watson Wyatt as its independent advisor on compensation and governance matters. Watson Wyatt provided:
•	updates on emerging trends, best practices and compensation data

•	independent review and advice on compensation policies, CEO compensation and the CEO’s compensation recommendations for the Senior Executives

•	carried out specific projects at the request of the Committee.
Committee decisions reflect factors and considerations in addition to the information and recommendations received by its advisor.
          Watson Wyatt’s fees in 2009 for Committee-related work were $1,235,000. A significant portion of this total (about 70%) was related to specific initiatives, including a comprehensive review of the Capital Markets compensation plan, Pay for Performance assessments and the Pay Risk analysis. In addition, Watson Wyatt received approximately $99,500 for non-executive compensation surveys and investment monitoring and advice for the Nesbitt Burns Pension Plan.
Ensuring independence
The Committee manages the selection of independent advisors and, in order to ensure the advisor remains independent:
•	reviews the advisor’s performance, independence and fees annually;

•	sets annual and ad hoc mandates and fees, with input from management and the advisor;

•	does not approve work that, in its view, could compromise the advisor’s independence;

•	requires the advisor to obtain written approval from the Committee Chair for any other services it provides; and

•	discloses all work done by, and fees paid to, the advisor in the annual proxy circular.
From time to time, the Bank retained Hay Group, Mercer, and Towers Perrin to advise on the development and implementation of specific executive compensation programs and to provide compensation survey and job evaluation advice.
The Committee is satisfied with the compensation assessments undertaken this year to strengthen the link between pay and performance and pay and risk, and has fulfilled its mandate to oversee compensation policy and decisions for the year ended October 31, 2009, as described in the Committee’s charter, at www.bmo.com/investorrelations.
Robert M. Astley
Chair

Bank of Montreal Proxy Circular     |     25

Compensation Review, Performance and
CEO Assessment & Compensation
Compensation Review
The Human Resources and Management Compensation Committee conducted a thorough review of compensation practices in 2009, and instituted some important changes to further strengthen the Bank’s incentive programs. Specifically, the Committee:
1.	Broadened the range for executive short-term incentive (cash bonus) pool funding to enhance the linkage between pay and performance. Beginning in 2010, the range of funding will be 0% to 150% of the target pool funding for all excutives (in 2009, funding ranged from 70% to 130% for the CEO and Senior Executives and 80% to 120% for other executives).

2.	Implemented a clawback policy for incentive compensation paid (STIP and equity paid) in the prior twelve months in the event of restatement of financial results or personal misconduct, thereby improving alignment with FSB and OSFI compensation principles.

3.	Strengthened BMO Capital Markets compensation alignment with its business strategy to reflect appropriate risk levels and enhance a longer-term focus:
•	aligned more closely the business performance drivers for incentive pool funding with BMO Capital Markets business strategies

•	refined incentive pool funding calculations to better reflect risk and cost of capital

•	added BMO Capital Markets return on equity for incentive pool funding

•	implemented a standardized grid that increases the amount of variable compensation to be deferred compared to prior years. Higher levels of variable compensation result in higher levels of deferral.

•	implemented new share ownership requirements for senior employees of BMO Capital Markets.
With these changes, the Committee concluded that the Bank’s programs continue to appropriately reward performance and do not encourage inappropriate risk-taking. To verify these conclusions, and to give shareholders added confidence in the Bank’s programs, the Committee retained Watson Wyatt to provide further independent assessments against the stated principles. Watson Wyatt’s reviews, which included a 3- year historical analysis of pay alignment to Bank financial performance for the Named Executive Officers (NEOs) and Capital Markets professionals, and a Pay Risk analysis, concluded that the compensation programs do not encourage excessive or inappropriate risk taking, and that an appropriate level of pay for business performance has been provided.
2009 Performance Highlights
This year was extraordinary in its challenges - and yet solid progress was made in advancing the Bank’s strategic agenda. The strategic priorities include:
•	maximizing earnings growth across all North American personal and commercial banking businesses, focusing on industry-leading customer experience and sales force productivity

•	accelerating the growth of the wealth management business by providing clients with exceptional advice, emphasizing retirement and financial planning
•	delivering strong, stable returns in the Bank’s capital markets business by providing highly targeted solutions to core clients everywhere the Bank competes, from a single integrated platform

•	growing business in select global markets to meet customers’ expanding needs

•	sustaining a culture that focuses on customers, high performance and our people.
Progress Made
As stability gradually returned to financial markets, the level of risk was reduced in the Bank’s key businesses, while generating $1.8 billion in net income. The Bank’s performance grew steadily over the year, marked by sustainable improvements in both revenue growth and expense discipline.
•	Personal and Commercial Banking Canada experienced strong improvement in customer loyalty and growth in both revenue and net income.

•	The Private Client Group delivered good revenue growth in the second half of the year, and benefitted from momentum in an expanded life insurance business, where early results exceeded expectations.

•	Capital Markets experienced a record year, taking advantage of market opportunities while focusing on clients and improving the risk return profile.

•	The Bank’s U.S. Personal and Commercial Banking business continued to leverage its strong market presence and visibility although, consistent with the experience of other U.S. lenders, loan losses were high. Deposits increased from a growing customer base.
The shareholder dividend was maintained and BMO’s capital position continued to be prudently strengthened, although the issuance of additional shares had a proportionate reduction on the return on equity and earnings per share.
BMO has one of the strongest capital positions when compared to the largest banks in Canada and the United States and is well positioned to continue to use this capital for attractive growth initiatives, as was done in 2009. In January, the Bank made a significant addition to the insurance business, and in November, announced acquisitions of an equity lending business and the Diners Club franchise in North America, which will double the size of the Bank’s corporate cards business.
Fiscal 2009 Key Bank Financial Performance Measures
The Committee examined a wide number of key metrics and factors when assessing performance. The following financial performance measures are of particular importance. They are considered indicative of the Bank’s overall performance for the year and how it performed relative to its Canadian comparator group.

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Metric	2009 Performance	2008 Performance	2007 Performance
Net Income After Tax	$1,787 million	$1,978 million	$2,131 million
Return on Equity	9.9%	13.0%	14.4%
Revenue	$11,064 million	$10,205 million	$9,349 million
Earnings Per Share (EPS)	$3.08	$3.76	$4.11
Provision for Credit Losses (1)	0.88%	0.76%	0.21%
Productivity Ratio (Expense to Revenue Ratio)	66.7%	67.6%	70.6%
Tier 1 Capital Ratio	12.24% Basel II basis	9.77% Basel II basis	n/a Basel II basis 9.51% Basel I basis
1-Year TSR (2)	BMO Cdn Peer Group (3)	BMO Cdn Peer Group (3)	BMO Cdn Peer Group (3)
	25.1% 22.0%	(27.9)% (22.7)%	(5.8)% 8.0%
3-year TSR (2)	(5.3)% 0.3%	(5.6)% (0.2)%	6.6% 14.5%

Notes
(1)	Provision for Credit Losses reported as a % of Average Net Loans and Acceptances.

(2)	The TSR or total share holder return measures the change in the Share price plus dividends received assuming they are reinvested in additional Shares. TSR is based on the closing Share price on October 31.

(3)	Represents the average TSR for the Bank and the five other largest Canadian banks, calculated on the closing Share price on October 31.
Assessment of 2009 Financial Performance for Variable Compensation
While the Committee examines a number of metrics and factors to assess current and sustainable performance, four key factors form the foundation for funding the compensation incentive pools and align pay to performance. These factors are revenue growth, cash Earnings per Share (EPS) growth, Return on Equity (ROE) and historical relative Total Shareholder Return (TSR). Other key factors considered include Net Income After Tax (NIAT), provisions for credit losses and expense management.
The targets were established by the Committee early in fiscal 2009 and were subsequently reviewed by the Committee’s independent advisor who confirmed that these targets were challenging. The targets and achievements against the four key factors are outlined in the table below.
2009 Performance Against Key Factors

Measures	Target	Actual
Revenue Growth	5.6%	8.4%
Cash Earnings per Share Growth	3.9%	(18.0)%
Return on Equity	12.3%	9.9%
Two-year Relative TSR (1)	At or above Average of Cdn Peer Group	(3.8)% (Below average of Cdn Peer Group)

(1)	For compensation purposes, the calculation is based on the 90-day average share price rather than the closing price on October 31. Accordingly, this number will differ from the TSR reported in the Bank’s Annual Report.
Impact on CEO Variable Compensation
Revenue growth exceeded target while Cash EPS growth and ROE fell short of target. Applying these results caused a reduction in the size of the short-term incentive pool from the target pool.
The two-year Bank TSR was below target for the two-year peer group TSR. Applying these results caused a reduction in the size of the equity (mid-term and long-term) incentive pools from the target pools.
CEO Performance Assessment
The Committee approves performance objectives for the CEO at the start of each performance year. In addition to the financial measures outlined above, individual objectives are set. The areas of focus for 2009 are outlined in detail in the table on pages 34 and 35 and, in general, include:
•	ambitious year over year financial targets and other strategic business goals

•	specific customer and revenue initiatives for each Operating Group

•	objectives focused on culture, leadership development and succession plans.
Mr. Downe’s performance was assessed against financial and individual objectives. The Committee and Board concluded that Mr. Downe successfully achieved most of the individual objectives and demonstrated strong leadership in guiding the Bank through difficult economic times. He is transforming the culture of the Bank with an unrelenting focus on the customer, higher performance, development of talent and strong risk management. The momentum created and the year’s performance demonstrate both sustainability and future earnings potential.
CEO compensation for 2009
Mr. Downe’s 2008 compensation target reflected his short tenure as CEO, having been appointed CEO during the 2007 fiscal year. Early in 2009, with the advice and counsel of its independent advisor, the Committee reviewed Mr. Downe’s target compensation relative to his peer group and relative to the size of the Bank. Based on this review, the Committee increased Mr. Downe’s compensation target but made no change in base salary. The new compensation target was set at $9 million, which represents the amount that could be paid for business and individual performance that meet targets.
Mr. Downe’s variable compensation for 2009 reflects the Board’s assessment of all aspects of his performance. The Bank’s incentive pools recognized revenue growth above target but were reduced to reflect the shortfall in cash EPS growth, ROE and relative TSR. Accordingly, Mr. Downe’s actual compensation was 83% of his established target. Mr. Downe’s 2009 total compensation increased from 2008 reflecting the increased compensation target and improved relative TSR.
Direct Compensation

(Cdn $)	2009	2008	2008 (2)	2007 (3)

Cash
Salary (1)	$1,165,000	$1,032,000	$1,032,000	$964,245
Bonus	$1,585,000	$1,400,000	$1,400,000	Nil

Total cash	$2,750,000	$2,432,000	$2,432,000	$964,245

Equity
Mid-term	$2,350,000	$1,750,000	$0(2)	$1,800,000
Stock options	$2,350,000	$1,800,000	$0(2)	$2,700,000

Total equity	$4,700,000	$3,550,000	$0	$4,500,000

Total direct compensation	$7,450,000	$5,982,000	$2,432,000	$5,464,245

(1)	In March 2007 Mr. Downe’s salary as CEO was established at US $1 million. His reported salary reflects changes in foreign exchange rates.

(2)	Mr. Downe subsequently returned his equity awards resulting in $0 equity awards in 2008. The two columns for 2008 report compensation before and after Mr. Downe’s decision.

(3)	In 2007 with his appointment to President and Chief Executive Officer, Mr. Downe was granted a Special Incentive award opportunity tied to relative TSR performance that is designed to reward progressive and sustained outperformance in both relative and absolute terms, as follows. The award has a five-year term (March 1, 2007 to March 1, 2012). If the Bank obtains superior TSR relative to the Canadian peer group (the other five major Canadian banks) and a 25% absolute TSR increase at the end of the performance period, the value of the award will be $10,000,000. The value will be zero, if these aggressive performance hurdles are not met. If the Bank attains top relative TSR performance and a 25% absolute TSR increase at the end of the performance period, the payout of the award will be $12,500,000. Based on the aggressive performance hurdles and the risk of forfeiture, the award has an indeterminate value.
Note: 74% of Mr. Downe’s 2009 compensation is deferred (including his voluntary deferral of 50% of his cash bonus to Deferred Stock Units) and therefore strongly aligns with shareholder interests – this is a governing principle of the Bank’s compensation objectives.
Turn to page 34 for more information about CEO 2009 compensation.
Bank of Montreal Proxy Circular    |    27

Executive Compensation Discussion and Analysis
1. Compensation Approach
Compensation is a strategic driver of performance
Compensation strategies are critically important to driving the Bank’s success, and improving shareholder value.
          Compensation programs are structured to provide a strong positive correlation between the compensation of the Bank’s leaders, its corporate results and financial return to the shareholders. The programs support and enable the corporate vision, strategic priorities and the development of talent. They reflect the Bank’s performance overall, embed ownership in the company and encourage executives to take significant personal financial interest in the long-term health and growth of the organization.
          The Bank’s approach to compensation is based on a “pay for performance” philosophy and practices are designed to provide an effective balance among four core compensation principles:
•	Compensation is aligned with overall Bank performance. It is linked to both corporate and operating group performance.

•	Compensation encourages a long-term view to increasing shareholder value. A significant portion of each executive’s variable pay is in equity, and there are Share Ownership requirements for each executive.

•	Compensation does not encourage excessive or inappropriate risk-taking. Compensation structures reflect risk and capital usage and a significant portion of each executive’s compensation is deferred.

•	Compensation helps attract and retain talented people and motivates them to excel against objectives.
Aligning with Shareholder Interests
The governing objective is to align executive interests with those of the shareholders, and this objective has been incorporated into many facets of the executive compensation program by:
•	aligning compensation with risk outcomes

•	placing significantly more weight on variable compensation, including equity

•	adjusting the compensation pools based on corporate and business performance against targets (which include shareholder measures) that are set annually to align with corporate goals and strategies

•	basing individual awards on achievement of corporate, business and individual performance goals.
a) Aligning Compensation with Risk
Risk is addressed by:
•	Including mechanisms in compensation design that ensure risk is appropriately considered before the incentive pools are finalized. These mechanisms include: 1) using ROE as one of the metrics to determine funding for variable compensation for executives and Capital Markets employees; 2) establishing pools using business results which reflect provisions for credit, market and liquidity risk; and 3) having leadership and professionals in risk and finance review variable compensation pools throughout the year to determine if risks are appropriately considered.

•	Before finalizing year-end bonus pools, the Committee assesses whether risk is appropriately reflected in the bonus pools for the current year, and whether compensation takes into account longer-term performance. This review is strengthened by having four members of the Committee who also serve on the Board’s Risk Review Committee.

•	Deferring a significant proportion of variable compensation to focus executives on long-term results.

•	Increasing the proportion of deferred compensation for executives in higher risk businesses.
•	Extending share ownership requirements for executives and Capital Markets employees at the managing director level and above.

•	Establishing clawbacks in the equity programs and for any cash amounts paid in the preceding twelve months.
b) Executive Share Ownership Guidelines
The Committee requires executives to own Bank Shares, with the level of ownership based on the scope of their role.
          Executives have three years (five years for Vice-Presidents and Managing Directors) from the time they are appointed to meet initial shareholding requirements. Compliance is assessed annually, based on market value or the value at purchase or grant date (whichever is greater).
          All of the Named Executive Officers except Mr. Robertson exceed their share ownership guidelines. Mr. Robertson has three years from his date of appointment (March 2008) to Chief Financial Officer to comply. All other executives who are required to own shares have met or exceeded their share ownership requirements.
          To encourage a longer-term perspective in strategic decision-making, the CEO and Senior Executives are also required to retain their shares after they leave the employment of the Bank, as set out below.

Share Ownership Guidelines
Post-Employment
Banking Title	Guidelines	Requirements
President and Chief Executive Officer	7.0 times base salary	2 years
Senior Executives	5.0 times base salary	1 year
Senior Executive Vice-Presidents Executive Vice-Presidents	3.0 times base salary	n/a
Senior Vice-Presidents	2.0 times base salary	n/a
Vice-Presidents	1.5 times base salary	n/a
Capital Markets Title
Chief Executive Officer	1.0 times target total direct compensation	1 year
Executive and Management Committee Members	Greater of 1.0 times total cash or 3.0 times base salary	n/a
Managing Directors	1.0 times base salary	n/a

c) Clawbacks
i)	Cash Paid – for executives and Capital Markets employees at the managing director level and above. The policy provides for the Board or Committee, at their discretion, to clawback all or a portion of variable compensation paid in the past twelve months (e.g. cash bonus, payouts from a Mid-Term Incentive Plan or the value received from the exercise of options) if there is a financial restatement or employee misconduct.

ii)	Outstanding Equity – for all participants. The Mid-Term Incentive and Stock Option Plans include clawback provisions for awards granted on or after December 2008. If the Bank’s financial statements are required to be restated, or in cases of employee misconduct, the Board or Committee, at their discretion, may reduce or eliminate the Restricted Share Units or options previously granted.

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d) Forfeiture
If an executive who has retired or left the Bank solicits customers or employees, or works for a business that competes with the Bank, he or she will forfeit all outstanding RSUs and all vested or unvested options. An executive who resigns or is terminated for cause will also forfeit all outstanding units.
e) Change of Control
Change of control has been defined in the Stock Option Plan, including circumstances where the Bank is acquired or the control of the Bank is substantively changed. The Stock Option Plan includes a “double trigger”, which occurs if there is a change of control and a participant is terminated without cause within 24 months following a change of control. In these circumstances, stock option awards will vest immediately. The mid-term incentive plans do not have an accelerated payout upon change of control.
f) Compensation is Linked to Total Shareholder Return
The table opposite compares the total cumulative shareholder return (TSR) on $100 invested in the Bank’s Shares on October 31, 2004 with the equivalent cumulative value invested in each of two Toronto Stock Exchange indices for the same period. The chart also compares the Bank’s Share performance with the trend in aggregate executive compensation for the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated named executive officers, using $100 of total compensation as a baseline. The chart demonstrates a clear alignment between shareholder experience and the level of executive compensation.
(1)	Cumulative shareholder return on a $100 investment made on October 31, 2004, as measured by the change in Common Share price plus reinvested dividends.

(2)	Includes base salary, annual short-term incentive payment, the value of mid-term incentive awards at the time of grant, the fair market value of the long-term incentive awards, other compensation and the annual pension service and compensation cost for the named executive officers in each year.

(3)	Named executive officers (NEOs) in 2009 and 2008 are W.A. Downe, R.C. Robertson (CFO) and the three most highly compensated executive officers. NEOs in 2007 are W.A. Downe, K.E. Maidment and the three most highly compensated executive officers. For 2004 to 2006, this analysis includes the NEOs who were reported in the proxy circular each year.
Turn to page 36 for additional information on the alignment of Mr. Downe’s compensation to shareholder returns.

2. Program Components
a) Compensation
The total executive compensation package is designed to reward the achievement of corporate, business and individual performance targets. Superior performance results in superior compensation and inferior performance results in reduced compensation. A significant percentage of total direct compensation is variable. This, combined with the share ownership requirements, focuses executives on executing business strategies, sustaining performance, and growing shareholder value over the long term. Equity compensation with vesting requirements also focuses executives on long-term results, enhances retention and accounts for risk by better aligning time frames for payouts with time frames for realizing the results of current decision-making.
The key components of compensation are outlined below.

Component	Purpose	Form	How it is Determined
Base Pay (Salary)	Forms a relatively small component of total compensation and compensates individuals for fulfilling their role responsibilities.	Cash	Salaries are based on median of the comparable market, adjusted for the executive’s responsibility and capability.
Short-Term Incentive Plan (STIP)	Focuses on and motivates performance against specific annual objectives at individual and business levels.	Cash or Deferred Stock Units (DSUs) (Executives have the option to defer to DSUs)	Annual bonus targets are based on the median for the comparable market and on the compensation mix.
STIP pools increase or decrease based on business performance.
Mid-Term Incentive Plan (MTIP)	Encourages executives to create sustainable shareholder value and returns over a three-year performance cycle and aligns to shareholder return.	Restricted Share Units (RSUs)	MTIP targets are based on the median for the comparable market and the compensation mix.

MTIP pools increase or decrease based on relative total shareholder return and business performance. For Senior Executives, MTIP pools are based fully on relative total shareholder return.
Long-Term Incentive Plan (LTIP)	Encourages executives to generate sustained share price growth over the long term (ten years) and aligns to shareholder return.	Stock Options	LTIP targets are based on the median for the comparable market and the compensation mix. LTIP pools increase or decrease based on relative total shareholder return.

Bank of Montreal Proxy Circular   |   29

Benefits
All employees including executives can participate in the Employee Share Ownership Program (Canada) and Share Purchase Plan (U.S.), which provide incentives to buy Bank Shares. All employees including executives also receive health care insurance benefits that promote employee health and productivity in the workplace. These benefits are competitive with the median of the comparable markets.
Pension
The Bank’s pension plans provide a degree of income security to employees in retirement. All employees including executives participate in either a defined benefit or a defined contribution plan. A supplementary retirement plan is also provided for executives who participate in the defined benefit pension program. The pension plans are competitive within the industry.
Perquisites
An annual taxable cash allowance is provided to Canadian executives. The cash allowances are based on competitive executive perquisite allowances in the Canadian market.
b) Benchmarking Competitive Pay Levels
The Bank’s executive compensation program is designed to attract, retain and motivate top talent in the industry. Two primary comparator groups are used to determine whether compensation is competitive: a Canadian peer group of the five other largest Canadian banks for
Canadian based executives and a U.S. peer group that includes nine regional mid-sized banks (identified below) for U.S. based executives. Compensation surveys are used that include similar executive roles from other financial institutions, and also non-financial companies, to better benchmark competitive pay.
     Comparable jobs within these groups are reviewed, considering the relative performance and size of each institution. Based on these reviews, targets for total compensation are established for each executive role, including how the compensation mix is allocated among the four components.

Canadian Peer Group
Bank of Nova Scotia	The Canadian banks are direct competitors and share the Bank’s economic and business challenges, making relative performance comparisons meaningful.
Canadian Imperial Bank of Commerce
Royal Bank of Canada
Toronto-Dominion Bank
National Bank of Canada

U.S. Peer Group
Marshall & Ilsley Corp.	In the United States, the regional mid-sized banks are all publicly traded and are comparable to our U.S. operations in terms of business mix and size measured by total shareholder equity, total assets, total revenue, and market capitalization.
Huntington Bancshares Inc.
Associated Banc-Corp.
TCF Financial Corp.
Commerce Bancshares Inc.
Citizens Republic Bancorp, Inc.
Wintrust Financial Corp.
First Midwest Bancorp Inc.
MB Financial Inc.

c) Compensation Mix
The table below shows the mix of compensation components for each executive level. This mix is market competitive and within the range adopted by the Bank’s Canadian peer group for each role. The compensation mix places a significant portion of total direct compensation at risk, and ties compensation to longer-term performance, because a high percentage is paid as equity.
     Each mix is designed to reflect the role’s ability to influence business results over the short-term (1-year), mid-term (3-year) and long-term (10-year). The percentage of variable pay for the CEO, Operating Group Presidents and Senior Executive Vice Presidents is significantly higher than other executive roles given the broader mandate of such roles in strategic decision making and stewardship. The percentage of variable pay for Senior Vice-Presidents and Vice-Presidents is more evenly balanced to reflect the greater responsibility these positions have for the short-term and mid-term success of their respective business units.

	Percentage of Total Direct-Compensation Target(excluding BMO Capital Markets)
			Equity Compensation
					Total Variable Pay
		Short-Term Incentive	Mid-Term Incentive	Long-Term Incentive	(Pay awarded based
Title	Base Salary	(Cash Bonus)	(Restricted Share Units)	(Stock Options)	on performance)

President and Chief Executive Officer	11%	27%	31%	31%	89%

Senior Executives	16%	28%	28%	28%	84%

Senior Executive Vice-Presidents	27%	23%	28%	22%	73%
and Executive Vice-Presidents

Senior Vice-Presidents	34%	24%	27%	15%	66%

Vice-Presidents	44%	23%	26%	7%	56%

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3. Making Compensation Decisions
Compensation is fundamentally performance-based. To ensure that executive compensation is appropriately and effectively linked to corporate performance and the performance of the operating groups, the Committee and management follow an established annual protocol.
At beginning of each year:
1.	Set variable compensation targets, including mix of components, for all executive roles based on market median for comparable roles in the market.

2.	Establish financial performance targets for the Bank and each of the four operating groups:
•	Private Client Group (PCG)

•	Personal and Commercial Banking Canada (P&C Canada)

•	Personal and Commercial Banking U.S. (P&C U.S.)

•	BMO Capital Markets (CM).
3.	Establish individual performance goals to support the business goals.
After the fiscal year is completed:
1.	Assess corporate and operating group performance against targets, and use the results to finalize funding for variable compensation pools.

2.	Assess individual performance against individual performance goals.

3.	Allocate individual incentive awards, the total not to exceed the approved variable compensation pools.
Responsibility for compensation is divided between the Committee and CEO as follows:
The Committee’s responsibility for compensation includes:
•	establishing CEO’s compensation targets and his individual performance goals

•	establishing business performance targets for both corporate and operating groups

•	assessing corporate and operating group performance, and approving funding for the variable compensation pools

•	reviewing the CEO’s performance and recommending the CEO’s compensation to the Board

•	reviewing and approving the total compensation awards for the Senior Executives

•	reviewing and approving the total annual salary, and short-, mid- and long-term incentive pools for the remaining executives

•	ensuring that the variable compensation for all executives does not exceed the approved amount in the variable compensation pools
The Chief Executive Officer is responsible for:
•	establishing individual performance goals for the Senior Executives

•	assessing the performance of the Senior Executives and presenting compensation recommendations to the Committee

•	reviewing and approving recommendations for all other executives.
a) Establishing Targets for Key Financial Metrics
Each year, the Board reviews and approves the Bank’s business plans for the upcoming year, which are established to help the Bank achieve its longer term strategies. From these plans, management and the Committee determine the key metrics to measure progress against the strategies and annual plan. Specific targets are then established to assess business performance at the end of the year, as a basis for calculating the pools for variable compensation. In 2009, the Committee’s independent advisor also evaluated the business performance targets and confirmed the targets were challenging.
b) Determining Variable Compensation Pools
Based on examination of actual corporate and operating group performance results against the established targets, the Committee reviews the calculated incentive pools. In finalizing the pools, the Committee may also consider other factors, which may include performance results relative to competitors, the quality of earnings and other considerations such as customer loyalty and market share. After consideration for all relevant factors the Committee determines incentive pool funding.
c) Determining Individual Compensation
The performance of all executives is assessed against their individual goals, which include:
•	quantitative objectives such as revenue growth, expense management, profit growth, and customer loyalty scores

•	qualitative objectives, such as the executive’s contribution to the organization through their leadership, innovation, demonstrated commitment to customers, and teamwork. These achievements are important because they form the basis for the group’s ongoing growth and help strengthen the Bank’s competitive advantage.
Variable compensation decisions are based on the individual performance assessments and are subject to approved variable compensation pools.

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d) Incentive Plan Structure and Targets
Short-Term Cash Incentive Plan (STIP)
For executives and members of the BMO Capital Markets Executive Committee.
Paid in cash, although executives can choose to receive some or all of their bonus in Deferred Stock Units.

Pool Funding at Target	• Executive STIP target levels are based on compensation mix and the median of the market for the role
• The target level of pool funding is the sum of all of the executives’ targets

	Bank	P&C Canada	P&C U.S.	PCG	CM

Bank and Operating Group Annual Business Performance Measures	Revenue Growth (40%) Cash EPS Growth (40%) ROE (20%)	Revenue Growth (35%) Cash Net Income Growth (35%) Cash Operating Leverage (15%) ROE (15%)	Revenue Growth (30%) Cash Net Income Growth (30%) Return on Tangible Common Equity (20%) Cash Operating Leverage (20%)	Revenue Growth (40%) Cash Net Income Growth (40%) Cash Operating Leverage (20%)	Net Income After Tax (67%) Cash Operating ROE (33%)

	Corporate Areas*	P&C Canada	P&C U.S.	PCG	CM

Pool Funding Method	75% Weighted average of Operating Groups 25% Bank Performance	75% Operating Group Performance 25% Bank Performance

* CEO, CFO and CRO are based on 100% Bank Performance

Size of Pool	• The size of each incentive pool is determined by Bank and/or operating group performance against the business performance targets
• In 2009, the incentive pool may range from 80-120% of the target pool for all executives except Senior Executives, for whom the percentage pool funding may range from 70-130%
• In 2010, the incentive pools for all executives will range from 0-150%
• The Committee has the discretion to adjust pool funding based on its assessment of results achieved and for any other relevant performance considerations

Allocation of Individual Awards
•  Each executive is assessed against pre-determined financial, operational and strategic development and execution goals as well as against their performance relative to their bank peers. The assessment determines his or her annual individual award

• The sum of the individual awards may not exceed the funds available in the pool
• For 2010, individual STIP paid or voluntarily deferred in the past 12 months is subject to clawback if there is a financial restatement or misconduct

Deferral Opportunity
•  Executives may voluntarily defer their cash awards by electing to receive 0%, 25%, 50%, 75% or 100% of STIP in Deferred Stock Units (DSUs). This election is irreversible and must be made before the beginning of the fiscal year

• The value of DSUs is equivalent to the fair market value of an equal number of Shares when redeemed
• DSUs earn dividend equivalents in the form of additional DSUs
• DSUs can be redeemed only upon the severance of all ties with the Bank and its affiliates

Mid-Term Incentive Plan (MTIP)
For executives and selected executives of BMO Capital Markets.
Awarded as Restricted Share Units.

Pool Funding at Target	• MTIP target levels are based on compensation mix and the median of the market for the role
• The target level of pool funding is the sum of all of the executives’ targets

Pool Funding Method	• 75% based on STIP measures (Operating Group annual business performance measures)
• 25% based on relative 3-year total shareholder return (phased implementation; in 2009, used 2-year total shareholder return; and in 2010 will use 3-year total shareholder return)
• For Senior Executives, 100% based on relative historical total shareholder return

Size of Pool	• The size of each incentive pool is determined by performance against the business performance targets and historical relative total shareholder return.
• In 2009, the incentive pool may range from 80-120% of the target pool for all executives except Senior Executives, for whom the percentage pool funding may range from 70-130%
• In 2010, the incentive pools for all executives will range from 80-120%
• The Committee has the discretion to adjust pool funding based on its assessment of other relevant performance considerations

Allocation of Individual Awards	• Individual awards are based on the individual’s performance in the current year and ability to influence the future short-term and mid-term success of their respective business units
• The sum of the individual awards may not exceed the funds available in the pool

Form of Award	• Restricted Share Units (RSUs)

Terms and Conditions	• Vest at the end of the 3 years
• RSUs earn dividend equivalents in the form of additional units
• Valued on Share price at date of payout
• Units are forfeited on resignation

•  RSUs continue to vest upon retirement or termination without cause; subject to applicable non-solicit and non-compete provisions; any executive who committed an act while employed that would have led to termination for cause will forfeit any outstanding RSUs

• All or part of RSU awards granted after 2008 are subject to clawback, if annual or quarterly financial statements are required to be restated
• For 2010, RSU awards that have been paid out in the past 12 months are subject to clawback if there is a financial restatement or misconduct

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Long-Term Incentive Plan (Stock Option Plan)
For executives and members of the Capital Markets Executive Committee.
Awarded as stock options.

Pool Funding at Target	• LTIP targets are based on compensation mix and the median of the market for the role
• The target pool amount is the sum of the executives’ targets

Pool Funding Method
•  100% relative three-year historical total shareholder return (phased implementation; in 2009, a two-year total shareholder return was used; and in 2010 a three-year total shareholder return will be used)

Size of Pool	• Pool funding is determined by total shareholder return
• In 2009, the incentive pool may range from 80-120% of the target pool for all executives except Senior Executives, for whom the percentage pool funding may range from 70-130%
• In 2010, the incentive pools for all executives will range from 80-120%
• The Committee has the discretion to adjust pool funding based on its assessment of results achieved and for any relevant performance factors

Allocation of Awards	• Individual awards are based on the individual’s performance in the most recent year and ability to influence the future short-, mid- and long-term success of their respective business units

•  Consideration is not given to the outstanding amount or terms of an individual’s Performance Share Units (PSUs), Restricted Share Units (RSUs) or stock options, or to the current value of those holdings, in determining whether and how many options will be granted

• The sum of the individual awards may not exceed the funds available in the pool

Form of Awards	• Stock Options

Terms and Conditions	• The effective grant date of the stock option is determined in advance of the grant during a period in which employees are permitted to trade in Shares under the Bank’s Insider Trading Policy
• The term of the stock option is 10 years and before stock options can be exercised, the options must be vested (options vest 25% per year over four years)
• Value is based on the difference between price at grant date and exercise date
• Stock options are forfeited on resignation
• Upon retirement, executives continue in the plan, subject to non-solicit and non-compete provisions until all options are exercised

•  Upon termination without cause, executives have 90 days to exercise their exercisable options, subject to non-solicit provision; any executive who committed an act while employed that would have led to termination for cause will forfeit any outstanding options

• All or part of stock options granted after 2008 are subject to clawback, if annual or quarterly financial statements are required to be restated
• For 2010, any value received from the exercise of stock options in the past 12 months is subject to clawback if there is a financial restatement or misconduct

Bank of Montreal Proxy Circular   |  33

2009 Compensation Awards
W. A. Downe, President and Chief Executive Officer
Mr. Downe is responsible for providing leadership and vision for BMO Financial Group, and is accountable to shareholders through the Board of Directors for defining, communicating and achieving strategic and operational goals that will maximize shareholder value. The President and CEO has responsibility for enterprise-wide performance and financial results, including Profit & Loss, Balance Sheet and Shareholder Value metrics.
The Committee approves performance objectives for the CEO at the start of each performance year. The areas of focus for 2009 are outlined in detail in tables below and, in general, include:
•	ambitious year over year financial targets and other strategic business goals;

•	specific customer and revenue initiatives for each Operating Group; and

•	objectives focused on culture, leadership development and succession plans.
Assessment of 2009 Financial Performance for Variable Compensation
While the Committee examines a number of metrics and factors to assess current and sustainable performance, four key factors form the foundation for funding the incentive pools and align pay to performance. These factors are revenue growth, Cash Earnings per Share (EPS) growth, Return on Equity (ROE) and historical relative Total Shareholder Return (TSR). Other factors considered include Net Income After Tax (NIAT), provisions for credit losses and expense management. The targets and achievements against the four key factors are outlined in the table opposite.
          The targets for the four key factors were established by the Committee early in fiscal 2009 and were subsequently reviewed by the Committee’s independent advisor who confirmed that these targets were challenging.
2009 Performance Against Key Factors

Measures	Target	Actual
Revenue Growth	5.6%	8.4%
Cash Earnings per Share Growth	3.9%	(18.0)%
Return on Equity	12.3%	9.9%
Two-year Relative TSR (1)	At or above Average of Cdn Peer Group	(3.8)% (Below average of Cdn Peer Group)

(1)	For compensation purposes the calculation is based on the 90-day average share price rather than the closing price on October 31. Accordingly, this number will differ from the TSR reported in the Bank’s Annual Report.
Impact on Variable Compensation
Revenue growth exceeded target while Cash EPS growth and ROE fell short of target. Applying these results caused a reduction in the size of the short-term incentive pool from the target pool.
          Two-year Bank TSR was below the average of the two-year peer group TSR. Applying these results caused a reduction in the size of the equity (mid-term and long-term) pools from the target pools.

CEO’s 2009 Performance against Individual Objectives
Mr. Downe’s individual performance objectives include specific strategic and business objectives, which contribute to both growing and sustaining strong financial performance.
Mr. Downe’s performance was assessed against these financial and individual objectives. The Committee and Board concluded that Mr. Downe successfully achieved most of the individual objectives and demonstrated strong leadership in guiding the Bank through difficult economic times. He is transforming the culture of the Bank with an unrelenting focus on the customer, higher performance, development of talent and strong risk management. The momentum created and the year’s performance demonstrates both sustainability and future earnings potential.

Area of focus	Goal		Results

Financial and strategic business initiatives	•	Achieve corporate financial measures	•	Exceeded revenue growth targets, and below target in cash EPS growth, ROE and relative two-year TSR
	•	Manage the capital and liquidity of the Bank	•	Tier 1 ratio increased from 9.77% to 12.24%
	•	Fundamentally reduce cost structure	•	Productivity ratio improved 90 basis points to 66.7%
	•	Manage risk exposure and ensure quality earnings	•	Proactive and disciplined risk management; improved risk return profile
			•	Reduced off balance sheet exposure
	•	Examine BMO Capital Markets (CM) compensation plans to ensure they are aligned with the performance and risk objectives of the business	•	Redesigned the BMO CM compensation plan to better align with the CM business strategy, risk objectives and shareholder interests

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Area of focus	Goal		Results

Customer and Operating	Execute against strategy to:
Group Initiatives	•	Improve relative position of Personal	•	P&C Canada:
		and Commercial Canada Banking (P&C Canada) business		• improved relative position in revenue and net income and improved customer advocacy scores and cash productivity

  •  successfully implemented initiatives in expanding net interest margin (from 2.84% to 3.13%) and in active product launches including First Home Essentials, the Smart Saver Account and BMO Smart Steps

	•	Focus on growth in select businesses	•	P&C U.S.:
		and improve productivity in Personal and Commercial U.S. Banking (P&C U.S.)		• maintained high levels of customer satisfaction (ranked as highest customer satisfaction in the Midwest by an independent agency)
• increase in deposits (10%) from growing customer base
	•	Expand wealth management business	•	PCG:
		Private Client Group (PCG)		• strong expense management
• added four new businesses – Insurance, Exchange Traded Funds (first to market of Canadian peers), Defined Contribution Retirement Services, Canadian qualitative institutional money management
• first to market with Registered Disability Savings Plans and captured highest market share
• streamlined management structure
	•	Focus on areas of differentiation in BMO	•	Capital Markets:
		Capital Markets		• strong revenue and net income, both exceeding plan
• reduced investment in securitization and hedged off balance sheet exposures reducing overall risk
• acquisition of experienced teams

Leadership and Succession	•	Strengthen leadership succession	•	Leadership development plans established and succession plans followed through
	•	Establish and execute against leadership development plans	•	Leadership pipeline strengthened through multiple leadership changes

Culture	•	Continue cultural transformation in areas of customer focus, brand, risk management, performance and talent management	•	Significant accomplishment on building the brand to define great customer experience. Demonstrated success included:
• Improved customer experience and resulting market share,
• Improved financial performance in P&C Canada, and
• Raised profile in all businesses
			•	High employee engagement in the changes being made throughout the Bank as indicated by annual employee survey scores

CEO Compensation for 2009
Mr. Downe’s 2008 compensation target reflected his short tenure as CEO, having been appointed CEO during the 2007 fiscal year. Early in 2009, with the advice and counsel of its independent advisor, the Committee reviewed Mr. Downe’s target compensation relative to his peer group and relative to the size of the Bank. Based on this review, the Committee increased Mr. Downe’s compensation targets but made no change in base salary. The new compensation target was set at $9 million, which represents the amount that could be paid for business and individual performance that meet targets.
Mr. Downe’s variable compensation for 2009 reflects the Board’s assessment of all aspects of his performance. The Bank’s incentive pools recognized revenue growth above target but were reduced to reflect the shortfall in cash EPS growth, ROE and relative TSR. Accordingly, Mr. Downe’s actual compensation was 83% of his established target. Mr. Downe’s 2009 total compensation increased from 2008 reflecting the increased compensation target and improved relative TSR.
Direct Compensation

(Cdn $)	2009	2008	2008(2)	2007(3)

Cash
Salary (1)	$1,165,000	$1,032,000	$1,032,000	$964,245
Bonus	$1,585,000	$1,400,000	$1,400,000	Nil

Total cash	$2,750,000	$2,432,000	$2,432,000	$964,245

Equity
Mid-term	$2,350,000	$1,750,000	$0(2)	$1,800,000
Stock options	$2,350,000	$1,800,000	$0(2)	$2,700,000

Total equity	$4,700,000	$3,550,000	$0	$4,500,000

Total direct compensation	$7,450,000	$5,982,000	$2,432,000	$5,464,245

(1)	In March 2007, Mr. Downe’s salary as CEO was established at US $1 million. His reported salary reflects changes in foreign exchange rates.

(2)	Mr. Downe subsequently returned his equity awards resulting in $0 equity awards in 2008. The two columns for 2008 report compensation before and after Mr. Downe’s decision.
(3)	In 2007 with his appointment to President and Chief Executive Officer, Mr. Downe was granted a Special Incentive award opportunity tied to relative TSR performance that is designed to reward progressive and sustained outperformance in both relative and absolute terms, as follows. The award has a five-year term (March 1, 2007 to March 1, 2012). If the Bank obtains superior TSR relative to the Canadian peer group (the other five major Canadian banks) and a 25% absolute TSR increase at the end of the performance period, the value of the award with be $10,000,000. The value will be zero, if these aggressive performance hurdles are not met. If the Bank attains top relative TSR performance and a 25% absolute TSR increase at the end of the performance period, the payout of the award will be $12,500,000. Based on the aggressive performance hurdles and the risk of forfeiture, the award has an indeterminate value.
Note: 74% of Mr. Downe’s 2009 compensation is deferred (including his voluntary deferral of 50% of his cash bonus to DSUs) and therefore strongly aligns with shareholder interests – this is a governing principle of the Bank’s compensation objectives.

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Alignment to Shareholders
1.	In 2009, the Committee’s independent advisor completed a pay for performance study for the CEO, comparing business performance over the last three years with total compensation. This analysis concluded that the Bank’s performance lagged its peers over this period and that Mr. Downe’s compensation over this same period was appropriately below the median compensation for the CEOs at the other banks.
2.	The following table shows the value of compensation awarded to Mr. Downe over the last five fiscal years and its current value compared to the value received by the shareholder. The value of $100 compares what Mr. Downe earned in compensation each year with what shareholders would have received over the same period. Note the last two years are during his tenure as President and CEO.
Value of total direct compensation on October 31, 2009 includes:
•	actual salary and cash incentive payments received
•	the actual value of matured share units at the time of payment
•	the current value of share units that have not yet matured
•	the in-the-money value of stock options awarded (to date, Mr. Downe has not exercised any of the stock options granted in these years)
•	for 2004 and 2005, compensation received in US$ has been converted into Cdn$
•	for 2008 compensation, the amount awarded reflects the total compensation granted to Mr. Downe, and the value at October 31, 2009 excludes the equity awards that Mr. Downe subsequently declined.

			Value of $100
		Annual Total Direct
	Total Direct	Compensation Value
Year	Compensation Awarded	as of Oct 31, 2009	Period from	Mr. Downe	Shareholders
2004	7,024,550	6,727,572	01/11/2004	96	109
2005	5,948,600	4,996,891	01/11/2005	84	105
2006	5,628,813	3,237,441	01/11/2006	58	85
2007	5,464,245	2,575,098	01/11/2007	47	90
2008	5,982,000	2,516,976	01/11/2008	42	125

Pension
Mr. Downe participates in a defined benefit pension arrangement governed by the Pension Fund Society of the Bank of Montreal (PFS) and a Retirement Allowance Agreement (RAA). All eligible employees participate in the PFS. The Bank entered into a RAA with Mr. Downe to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. The RAA also limits his annual pension benefit to a maximum of US$1,000,000 regardless of his length of service, salary level or bonuses. Following are the terms of Mr. Downe’s RAA for pension purposes:
•	The total annual normal retirement pension benefit is 2% of his last 12 months of salary plus 45% of the average of his highest five consecutive STIP awards multiplied by his years of credited service, to a maximum pension of US$1,000,000 per year.
•	A portion of his total annual pension amount will be paid from the PFS as periodic payments, and the rest will be converted into cash and paid in a lump sum
•	This benefit is normally payable at age 60, but can be paid up to 5 years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60), subject to all applicable regulations and plan rules.
•	To date, Mr. Downe has earned a total annual retirement pension benefit of Cdn$828,827, that is payable on an unreduced basis at age 60. This amount will increase based on additional years of credited service and earnings and is subject to a US$1,000,000 limit established at the time of Mr. Downe’s appointment as CEO.
Share Ownership
Mr. Downe has exceeded his Share Ownership Guidelines.

Share Ownership as at December 31, 2009
					Total Shares as
	Common			Total Share	a Multiple of
Multiple	Shares ($)	RSUs ($)	DSUs ($)	Ownership ($)	Base Salary
7.0	8,645,524	4,317,214	5,423,861	18,386,599	15.78

Protocol for Exercising Stock Options
Mr. Downe must consult the Committee before he exercises any options. This protocol ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

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Other Named Executive Officers
This section discusses the compensation awarded to the other NEOs in 2009. At the beginning the year, the CEO established performance objectives for each of the Senior Executives. These included ambitious financial targets, strategic business goals, specific customer and revenue objectives, and objectives focused on culture, leadership development and succession. The Committee also approved the compensation targets for the Senior Executives, as well as the financial performance targets for the four operating groups and for total Bank.
     At the end of the year, the CEO assessed the performance of each of the Senior Executives against their objectives and presented compensation recommendations to the Committee, which approved the recommendations. Final incentive compensation for the NEOs took into account the approved amount available in each incentive pool:
•	The Short-Term Incentive (STIP) pool for Senior Executives in the corporate area was reduced to 13% below target, the combined result of revenue growth exceeding target and EPS growth and ROE falling short of target.
•	The STIP pool for the Senior Executives in P&C Canada was increased to 18% above target and Capital Markets was increased to 16% above target, reflecting very strong business performance for these operating groups.
•	The Mid-Term and Long-Term Incentive Plan pools were reduced to 15% below target because relative 2 year Bank TSR was below target.
Incentive awards for Senior Executives are based on individual performance, and are not calculated using a formula, so actual incentive awards do not necessarily go up or down in direct proportion to the change in the size of the pools.

R. C. Robertson, Chief Financial Officer
Mr. Robertson is accountable for financial governance for BMO Financial Group. He leads the development and implementation of enterprise-wide financial and taxation strategies, management and reporting, ensuring effective governance and controls. He also provides leadership to the strategic management and marketing functions.
Financial Performance
Mr. Robertson’s short-term incentive pool funding is based 100% on total Bank performance measures, with mid-and long-term incentive pools determined by historical relative TSR.

STIP
100% Bank Performance Measures	Target	Actual
Revenue Growth	5.6%	8.4%
Cash Earnings per Share Growth	3.9%	(18.0)%
Return on Equity	12.3%	9.9%
MTIP/LTIP
Relative Two-year TSR(1)	At or above the average of the Cdn Peer group	(3.8)% (Below average of the Cdn Peer Group)

(1)	For compensation purposes, the calculation is based on the 90-day average share price rather than the closing price on October 31. Accordingly, this number will differ from the TSR reported in the Bank’s Annual Report.
Performance and Compensation
Mr. Robertson was appointed Chief Financial Officer (CFO) in August, 2009, having served as interim CFO for the previous 17 month period. For 2009, in addition to his ongoing CFO responsibilities, Mr. Robertson had several key objectives including leading important initiatives in enterprise-wide expense management, governance, and business process improvement in strategy and finance. Mr. Robertson successfully completed these objectives. Specifically, his leadership resulted in surpassing established cost reduction targets, contributed to strong capital and liquidity levels and strengthened linkages between planning and strategy processes and financial targets. Pursuant to an employment contract, Mr. Robertson is entitled to receive a minimum of $2 million annually in compensation. Mr. Robertson received the minimum specified in his contract, all of which was paid in cash, and in recognition of his performance and reflecting the reduction of the mid-term incentive pool, he also received a mid-term incentive award. Mr. Robertson does not participate in the Bank’s long-term incentive compensation program.
Direct Compensation

(Cdn $)	2009	2008	2007

Cash
Salary	$400,000	$265,425	n/a
Bonus	$1,600,000	$1,100,000	n/a

Total cash	$2,000,000	$1,365,425	n/a

Equity
Mid-term	$300,000	$700,000	n/a
Stock options	Nil	Nil	n/a

Total equity	$300,000	$700,000	n/a

Total direct compensation	$2,300,000	$2,065,425	n/a

Pension
Mr. Robertson participates in the Canadian Executive Pension Plan, a defined benefit pension program offered to all Canadian executives of the Bank, with the following terms:
•	The total annual normal retirement pension benefit is 1.25% of his average salary plus 45% of the average of his STIP awards (all subject to certain limits) multiplied by his years of credited service, less an offset for Canadian Pension Plan (CPP) entitlement.
(Note: the calculation typically uses the five highest consecutive STIP awards; however, since Mr. Robertson has been with the company for less than five years, his calculation includes all STIP awards.)
•	Mr. Robertson’s pension will be paid in the form of periodic payments - a portion from the Pension Fund Society of the Bank of Montreal and the rest under the Supplementary Pension Plan for Executive Officers, Designated Managing Directors and Designated Persons of Bank of Montreal.
•	He can choose to enhance a portion of his pension benefit to a 2% formula by contributing to the optional provision under the program.
•	The benefit is normally payable at age 65 but can be paid up to 10 years earlier on a reduced basis (reduction of 4% per year for each year that retirement precedes age 65) subject to all applicable legislation and plan rules.
•	To date, Mr. Robertson has earned a total annual retirement pension of $10,190 which will be payable on an unreduced basis at age 65. This amount will increase based on additional years of credited service and earnings.
Share Ownership
Mr. Robertson has achieved 92% of his Share Ownership Guidelines. He has until three years from his appointment (March 2008) as Chief Financial Officer to fully comply.

Share Ownership as at December 31, 2009
					Total Shares as
	Common			Total Share	a Multiple of
Multiple	Shares ($)	RSUs ($)	DSUs ($)	Ownership ($)	Base Salary
5.0	527,280	1,309,504	0	1,836,784	4.59

Bank of Montreal Proxy Circular   |   37

T. V. Milroy, Chief Executive Officer, Capital Markets

Mr. Milroy leads the Capital Markets business in Canada, the U.S. and internationally. He is responsible for defining and implementing the strategic direction, and delivering customer solutions and financial results for all Investment and Corporate Banking and Trading Products lines of business.
Financial Performance
Mr. Milroy’s short-term incentive pool funding is based on 75% Capital Markets operating group measures and 25% Bank performance measures. Mid- and long-term incentive pools are funded based on historical relative TSR. Capital Markets operating group measures are Capital Market’s NIAT and Return on Equity. Bank performance is measured on Revenue growth, Cash Earnings per Share growth and ROE.

STIP
75% CM Operating Group Measures(1)	Target	Actual

CM NIAT	$729MM	$901MM

CM Return on Equity	11.0%	13.8%

25% Bank Performance Measures

Revenue Growth	5.6%	8.4%

Cash Earnings per Share Growth	3.9%	(18.0)%

Return on Equity	12.3%	9.9%

MTIP/LTIP

Relative Two-year TSR (2)	At or above the average of the Cdn Peer Group	(3.8)% (Below the average of the Cdn Peer Group)

(1)	Actual numbers will differ from those reported in the Bank’s annual report as they are adjusted for actual credit loss provisions.

(2)	For compensation purposes, the calculation is based on the 90-day average share price rather than the closing price on October 31. Accordingly, this number will differ from the TSR reported in the Bank’s Annual Report.
Performance and Compensation
2009 was Mr. Milroy’s first full year as CEO of Capital Markets and, in addition to his ongoing responsibilities; he had a number of key objectives. Mr. Milroy met or exceeded challenging financial and operational objectives, including achieving record results and growing Capital Markets Net Income After Tax (as reported) by 49%. His additional objectives related to Capital Markets’ client focused strategy and reducing the risk-return profile. Through Mr. Milroy’s leadership, these objectives were met and also resulted in external top tier recognition for teams and services, increased market share in select areas as well as significantly reduced off-balance sheet exposure.
     Mr. Milroy’s short-term incentive compensation for 2009 reflects both Capital Markets and Bank performance: 75% Capital Markets performance (which delivered record results) and 25% total Bank performance (which had reduced pools) plus his own individual contribution. His mid-term and long-term incentive compensation reflects his individual contribution notwithstanding the reductions in the sizes of the mid-term and long-term incentive pools.
Direct Compensation

(Cdn $)	2009	2008	2007

Cash
Salary	$400,000	$331,667	$200,000
Bonus	$3,300,000	$1,600,000	Nil

Total cash	$3,700,000	$1,931,667	$200,000

Equity
Mid-term	$1,900,000	$1,830,000	$2,305,000
Stock options	$1,900,000	$1,970,000	$400,000

Total equity	$3,800,000	$3,800,000	$2,705,000

Total direct compensation	$7,500,000	$5,731,667	$2,905,000

Note: 62% of Mr. Milroy’s 2009 compensation is deferred (including his voluntary deferral of 25% of his cash bonus to DSUs) and therefore aligns with the long-term interest of shareholders.
Pension
Mr. Milroy participates in the BMO Nesbitt Burns Employee Retirement Plan, a defined contribution pension plan that is offered to all eligible employees of BMO Nesbitt Burns, with the following terms:
•	Both Mr. Milroy and BMO contribute to the plan.

•	BMO contributes 3% of earnings every year to the defined contribution pension plan, to a maximum of $3,500.

•	Mr. Milroy must contribute 2% of earnings up to $2,000 per year, either to the defined contribution pension plan or a registered retirement savings plan. He has chosen to direct his contributions to a registered retirement savings plan.

•	Mr Milroy is responsible for managing the investment of both his retirement funds in the defined contribution plan and in the registered retirement savings plan.
Share Ownership
Mr. Milroy has exceeded his Share Ownership Guidelines.

Share Ownership as at December 31, 2009
Total Shares as
Multiple of					a Multiple of
Total Target					Total Target
Direct	Common			Total Share	Direct
Compensation	Shares ($)	RSUs ($)	DSUs ($)	Ownership ($)	Compensation

1.0	146,383	5,760,942	7,739,356	13,646,681	Exceeds
requirement

38   |   Bank of Montreal Proxy Circular

T. E. Flynn, Executive Vice-President and Chief Risk Officer
Mr. Flynn is accountable for risk management and governance for BMO Financial Group. He leads the development and implementation of the risk management framework for the enterprise across multiple lines of business, geographies and regulatory environments. He provides an independent, prudent and informed view of the quantification and acceptability of risk exposures (taking into account expected returns) for the enterprise.

Financial Performance
Mr. Flynn’s short-term incentive pool funding is based 100% on total Bank performance measures, with mid- and long-term incentive pools determined by historical relative TSR.

STIP
100% Bank Performance Measures	Target	Actual

Revenue Growth	5.6%	8.4%

Cash Earnings per Share Growth	3.9%	(18.0)%

Return on Equity	12.3%	9.9%

MTIP/LTIP

Relative Two-year TSR (1)	At or above the average of the Cdn Peer Group	(3.8)% (Below average of the Cdn Peer Group)

(1)	For compensation purposes, the calculation is based on the 90-day average share price rather than the closing price on October 31. Accordingly, this number will differ from the TSR reported in the Bank’s annual report.
Performance and Compensation
Mr. Flynn completed his first full year as Chief Risk Officer and achieved notable performance in several areas. In addition to his ongoing responsibilities, he had several key objectives which were met or exceeded. Specifically, his leadership has been instrumental in bringing BMO through the volatile financial environment of the last eighteen months. He has implemented a renewed and robust risk management discipline with considerable capabilities in market risk. Mr. Flynn’s fiscal 2009 incentive compensation awards recognize the important impact of his contribution and the reduced incentive pools as a result of total Bank performance. His mid- and long-term incentive compensation reflects his individual contribution notwithstanding the reductions in the sizes of the mid- and long-term incentive pools.
Direct Compensation

(Cdn $)	2009	2008	2007

Cash
Salary	$400,000	$393,592	$326,667
Bonus	$1,000,000	$800,000	$440,000

Total cash	$1,400,000	$1,193,592	$766,667

Equity
Mid-term	$750,000	$1,024,000	$652,000
Stock options	$750,000	$576,000	$575,000

Total equity	$1,500,000	$1,600,000	$1,227,000

Total direct compensation	$2,900,000	$2,793,592	$1,993,667

Note: 52% of Mr. Flynn’s 2009 compensation is deferred and therefore aligns with the long-term interest of shareholders.
Pension
Mr. Flynn participates in the Canadian Executive Pension Plan, a defined benefit pension program offered to all Canadian executives of the Bank with the following terms:
•	The total annual normal retirement pension benefit is 1.25% of his average salary plus 45% of the average of his highest five consecutive STIP awards (all subject to certain limits) multiplied by his years of credited service, less an offset for CPP entitlement.

•	Mr. Flynn’s pension will be paid in the form of periodic payments – a portion from the Pension Fund Society of the Bank of Montreal and the rest under the Supplementary Pension Plan for Executive Officers, Designated Managing Directors and Designated Persons of Bank of Montreal.

•	He can choose to enhance a portion of his pension benefit to a 2% formula by contributing to the optional provision under the program.

•	The benefit is normally payable at age 65 but can be paid up to 10 years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60 for the pension based on pre-July 1, 2007 credited service; and 4% per year for each year that retirement precedes age 65 for the pension based on post-June 30, 2007 credited service) subject to all applicable legislation and plan rules

•	To date, Mr. Flynn has earned a total annual retirement pension of $115,320 which will be payable on an unreduced basis at age 65. This amount will increase based on additional years of credited service and earnings.
Share Ownership
Mr. Flynn has exceeded his Share Ownership Guidelines.

Share Ownership as at December 31, 2010
					Total Shares as
	Common			Total Share	a Multiple of
Multiple	Shares ($)	RSUs ($)	DSUs ($)	Ownership ($)	Base Salary

5.0	224,014	3,015,100	0	3,239,114	8.10

Bank of Montreal Proxy Circular    |    39

F. J. Techar, President and Chief Executive Officer, Personal and Commercial Banking Canada

Mr. Techar leads the Canadian retail bank and is responsible for defining and implementing strategies for all products and sales and service distribution channels. He is accountable for delivering financial solutions to customers and for financial results for the Personal, Commercial, and Small Business Banking lines of business.

Financial Performance
Mr. Techar’s short-term incentive pool funding is based on 75% P&C Canada operating group measures and 25% Bank performance measures. Mid- and long-term incentive pools are funded based on historical relative TSR. P&C Canada operating group measures are P&C Canada Cash Net Income growth, Revenue growth, Cash Operating Leverage and Return on Equity. Total Bank performance is measured on Revenue growth, Cash Earning per Share growth and ROE.

STIP
75% P&C Canada Operating Group Measures(1)	Target	Actual

P&C Cash Net Income Growth	3.4%	13.3%

P&C Revenue Growth	3.7%	6.8%

P&C Cash Operating Leverage	(0.5)%	3.2%

P&C Return on Equity	39.3%	45.6%

25% Bank Performance Measures

Revenue Growth	5.6%	8.4%

Cash Earnings per Share Growth	3.9%	(18.0)%

Return on Equity	12.3%	9.9%

MTIP/LTIP

Relative Two-year TSR (2)	At or above the average	(3.8)%
	of the Cdn Peer Group	(Below average
		of the Cdn Peer
		Group)

(1)	Actual numbers will differ from those reported in the Bank’s annual report as they are adjusted for Mutual Funds, to align with Target.

(2)	For compensation purposes, the calculation is based on the 90-day average share price rather than the closing price on October 31. Accordingly, this number will differ from the TSR reported in the Bank’s annual report.
Performance and Compensation
Mr. Techar led the Personal and Commercial business in Canada, meeting or exceeding a number of objectives in addition to his ongoing responsibilities. In 2009, he achieved strong growth in revenue and net income, increased customer loyalty scores, introduced new customer products and delivered financial results that significantly exceeded targets established at the start of the year. Specifically, growth in NIAT was 13.3% and revenue growth was 6.8% with an operating leverage of 3.2%. In addition, he has strengthened P&C Canada’s talent pool and leadership bench strength. His short-term incentive compensation reflects this improved performance and is based on 75% for P&C Canada’s performance (exceeding targets) and 25% total Bank (which had reduced pools) plus his own individual contribution. His mid- and long-term incentive compensation reflects his individual contribution notwithstanding the reductions in the sizes of the mid- and long-term incentive pools.
Direct Compensation

(Cdn $) (1)	2009	2008	2007

Cash
Salary	$640,750	$559,000	$546,500
Bonus	$1,125,000	$689,376	$830,680

Total cash	$1,765,750	$1,248,376	$1,377,180

Equity
Mid-term	$975,000	$1,182,454	$775,594
Stock options	$975,000	$705,658	$1,292,728

Total equity	$1,950,000	$1,888,112	$2,068,322

Total direct compensation	$3,715,750	$3,136,488	$3,445,502

(1)	Compensation has been converted to Cdn$ consistent with the Summary Compensation table on page 41.
Note: 52% of Mr. Techar’s 2009 compensation is deferred and therefore aligns with the long term interest of Shareholders.
Pension
Mr. Techar has been employed with the Bank in Canada and in the U.S. As a result he participates in several Bank pension programs. Specifically the programs include the Pension Fund Society of the Bank of Montreal (PFS), Harris Qualified and Non-Qualified Pension Plans and a Retirement Allowance Agreement (RAA). The Bank entered into a RAA with Mr. Techar to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. Following are the terms of Mr. Techar’s RAA for pension purposes:
•	The total annual normal retirement pension benefit is 2% of his last 12 months of salary plus 45% of the average of his highest five consecutive STIP awards, multiplied by his year of credited service.

•	A portion of his total annual pension amount will be paid from the PFS as periodic payments. He will have the choice of taking the amount payable from the qualified portion of the Harris Pension Plan as periodic payments or as a lump sum. The rest of his total annual pension will be converted into cash and paid in a lump sum.

•	To date, Mr. Techar has earned a total annual retirement pension of $431,408, that is payable on an unreduced basis at age 60. This amount will increase based on additional years of credited service and earrings.

•	The benefit is normally payable at age 60, but can be paid up to 5 years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60) subject to all applicable legislation and plan rules.
Share Ownership
Mr. Techar has exceeded his Share Ownership Guidelines.

Share Ownership as at December 31, 2009
					Total Shares as
	Common			Total Share	a Multiple of
Multiple	Shares ($)	RSUs ($)	DSUs ($)	Ownership ($)	Base Salary

5.0	700,806	3,621,058	2,873,972	7,195,836	11.23

40   |   Bank of Montreal Proxy Circular

Executive Compensation Tables
Summary Compensation Table for Named Executive Officers
The table below shows the compensation earned in the last three fiscal years by the Named Executive Officers.
Cash compensation paid in U.S. dollars has been converted into Canadian dollars at the average rate of exchange for the fiscal years as follows: for 2009 US$1.00 = Cdn$1.165, for 2008, US$1.00 = Cdn$1.032; and for 2007, US$1.00 = Cdn$1.093. Equity awards granted in U.S. dollars have been converted into Canadian dollars using a 30 day average as follows: for 2008 US$1.00 = Cdn$1.034, for 2007 US$1.00 = Cdn$1.132, for 2006 US$1.00 = Cdn$1.217. U.S. dollar pension values have been converted at a spot rate into Canadian dollar values for the fiscal years as follows: for 2009 US$1.00 = Cdn$1.0819, for 2008, US$1.00 = Cdn$1.0186; and for 2007, US$1.00 = Cdn$1.0634.

								Non-equity
								incentive plan
Name and				Share-based		Option-based		compensation ($)		Pension		All other		Total
principal position	Year		Salary ($)	awards ($)	(2)	awards ($)	(2)(6)	Annual incentive plans	(3)	value ($)	(7)	compensation($)	(4)	compensation ($)

W. A. Downe	2009		1,165,000	2,350,000		2,350,000		1,585,000		120,881		14,271		7,585,152
President and	2008		1,032,000	1,750,000		1,800,000		1,400,000		(13,359)		11,868		5,980,509
Chief Executive Officer	2008	(1)	1,032,000	0	(1)	0	(1)	1,400,000		(13,359)		11,868		2,430,509
	2007	(5)	964,245	1,800,000		2,700,000		0		3,801,000	(8)	12,296		9,277,541

R. C. Robertson	2009		400,000	300,000		0		1,600,000		64,516		11,967		2,376,483
Chief Financial	2008		265,425	700,000		0		1,100,000		24,636		921		2,090,982
Officer	2007		n/a	n/a		n/a		n/a		n/a		n/a		n/a

T. E. Flynn	2009		400,000	750,000		750,000		1,000,000		107,968		11,967		3,019,935
Executive Vice-President,	2008		393,592	1,024,000		576,000		800,000		137,282		11,156		2,942,030
and Chief Risk Officer	2007		326,667	652,000		575,000		440,000		110,225		9,723		2,113,615

T. V. Milroy	2009		400,000	1,900,000		1,900,000		3,300,000		3,500		3,000		7,506,500
Chief Executive Officer,	2008		331,667	1,830,000		1,970,000		1,600,000		3,500		3,000		5,738,167
Capital Markets	2007		200,000	2,305,000		400,000		0		3,500		3,000		2,911,500

F. J. Techar	2009		640,750	975,000		975,000		1,125,000		55,345		471,345		4,242,440
President and Chief	2008		559,000	1,182,454		705,658		689,376		341,239		414,484		3,892,211
Executive Officer,	2007		546,500	775,594		1,292,728		830,680		76,469		433,091		3,955,062
Personal and
Commercial Bank
Canada

Notes

(1)	Mr. Downe subsequently returned his $1,750,000 in restricted share units and $1,800,000 in stock options, resulting in $0 equity awards in 2008. The two rows for 2008 report compensation before and after Mr. Downe’s decision.
(2)	The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown represent the value of awards granted in each of calendar years 2009, 2008 and 2007. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2007 (i.e., between November 1 and December 31, 2006).
•	The value of options granted in that period is as follows: Mr. Downe $1,837,376; Mr. Flynn $450,000; Mr. Milroy $412,500 and Mr. Techar $1,189,128.

•	The value of share-based awards granted in that period is as follows: Mr. Downe $1,837,376 in the Mid-Term Incentive Plan (Bank MTIP); Mr. Flynn a total of $445,000 in Bank MTIP; Mr. Milroy a total of $2,100,000 in Bank MTIP and BMO CM MTIP; and Mr. Techar a total of $1,189,128 in Bank MTIP.

(3)	Executives can choose to defer receipt of a portion of their short-term cash incentive award and receive DSUs instead. Their elections to defer were as follows:

Year	NEO	% Deferred

2009	Mr. Downe	50%
	Mr. Milroy	25%

2008	Mr. Downe	25%
	Mr. Milroy	100%*
	Mr. Techar	50%

2007	Mr. Techar	50%*

*	subject to a maximum of $350,000

(4)	The amounts shown represent BMO’s contributions to the NEOs under the employee share purchase programs and the aggregate value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Techar’s amounts include an allowance of US$354,359 paid in 2009, 2008 and 2007 to assist in his employment relocation from the United States to Canada. Mr. Techar’s 2009 allowance was the final payment. These payments represent the full cost to the Bank.

(5)	In 2007 with his appointment to President and Chief Executive Officer, Mr. Downe was granted a Special Incentive award opportunity tied to relative TSR performance that is designed to reward progressive and sustained outperformance in both relative and absolute terms, as follows. The award has a five-year term (March 1, 2007 to March 1, 2012). If the Bank obtains superior TSR relative to the Canadian peer group (the other five major Canadian banks) and a 25% absolute TSR increase at the end of the performance period, the value of the award will be $10,000,000. The value will be zero, if these aggressive performance hurdles are not met. If the Bank attains top relative TSR performance and a 25% absolute TSR increase at the end of the performance period, the payout of the award will be $12,500,000. Based on the aggressive performance hurdles and the risk of forfeiture, the award has an indeterminate value.

(6)	The Committee reviewed an estimate prepared by a third party consultant on the value of the options at the grant date. The third party consultant used a binomial pricing model and made the following key assumptions to determine the option fair value: expected dividend yield: 3.0%; expected Bank share price volatility: 24.22%; risk free rate of return: 3.7%; expected period until exercise: 10 years

For the purposes of accounting and financial statements, the option value methodology and assumptions are consistent with the guidance in the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-Based Compensation and other Stock-Based Payments. The Black-Scholes option pricing model was used with the following assumptions: expected dividend yield 5.9%; expected Bank Share price volatility: 23.8%; risk free rate of return 2.6%; expected period until exercise: 6.5 years.

(7)	Includes the current service cost (including the impact of differences between actual compensation and compensation estimated for actuarial purposes). See pages 43 and 44 for details about these pension plans and obligations.

(8)	Of the $3,801,000 reported for 2007, $284,300 is attributable to the cost for 2007 service. The remainder is attributable to the increase in accrued pension liability, based on Mr. Downe’s total years of credited service to October 31, 2007, resulting from his increase in salary upon being appointed as CEO on March 1, 2007.
Bank of Montreal Proxy Circular   |   41

Outstanding Share-based Awards and Option-based Awards
The table below shows the value of the outstanding share-based and option-based awards for each of the NEOs as of October 31, 2009.

		Option-based awards					Share-based awards
		Number of					Number of	Market or
		securities			Value of		shares or units	payout value of
		underlying	Option		unexercised		of shares that	share-based
		unexercised	exercise	Option	in-the-money		have not	awards that have
Name	Grant Date	options (#)	price ($)	expiration date	options ($)	(1)(3)	vested (#)	not vested ($)	(2)

W. A. Downe	December 12, 2000	220,000	38.45	December 12, 2010	2,554,200
	December 11, 2001	351,200	35.68	December 11, 2011	5,050,256
	December 10, 2002	67,400	40.85	December 10, 2012	620,754
	January 5, 2004	44,100	53.93	January 5, 2014	0
	December 8, 2004	40,400	56.60	December 8, 2014	0
	December 8, 2005	46,300	62.99	December 8, 2015	0
	December 1, 2006						31,326	1,568,179
	December 14, 2006	98,300	68.97	December 14, 2016	0
	December 3, 2007						32,835	1,643,727
	December 13, 2007	165,400	60.23	December 13, 2017	0

Total		1,033,100			8,225,210		64,161	3,211,906

R. C. Robertson	March 27, 2008						12,078	604,622
	December 1, 2008						5,383	269,471

Total							17,461	874,093

T. E. Flynn	December 8, 2004	20,500	56.60	December 8, 2014	0
	December 8, 2005	21,600	62.99	December 8, 2015	0
	December 1, 2006						7,584	379,633
	December 14, 2006	23,600	68.97	December 14, 2016	0
	December 1, 2007						11,894	595,395
	December 13, 2007	34,600	60.23	December 13, 2017	0
	December 1, 2008						27,561	1,379,692
	December 11, 2008	70,320	34.13	December 11, 2018	1,120,198

Total		170,620			1,120,198		47,039	2,354,720

T. V. Milroy	December 12, 2000	40,000	38.45	December 12, 2010	464,400
	December 11, 2001	34,700	35.68	December 11, 2011	498,986
	December 10, 2002	22,700	40.85	December 10, 2012	209,067
	January 5, 2004	28,700	53.93	January 5, 2014	0
	December 8, 2004	16,400	56.60	December 8, 2014	0
	February 7, 2006	11,400	67.94	February 7, 2016	0
	December 1, 2006						13,978	699,729
	December 14, 2006	10,500	68.97	December 14, 2016	0
	December 1, 2007						4,652	232,861
	December 3, 2007						26,213	1,312,240
	December 13, 2007	24,100	60.23	December 13, 2017	0
	March 27, 2008	61,302	45.00	March 27, 2018	310,188
	December 1, 2008						49,254	2,465,661
	December 11, 2008	142,837	34.13	December 11, 2018	2,275,393

Total		392,639			3,758,034		94,097	4,710,491

F. J. Techar	December 12, 2000	58,400	38.45	December 12, 2010	678,024
	December 11, 2001	75,800	35.68	December 11, 2011	1,090,004
	December 10, 2002	60,100	40.85	December 10, 2012	553,521
	January 5, 2004	50,100	53.93	January 5, 2014	0
	December 8, 2004	49,600	56.60	December 8, 2014	0
	December 8, 2005	51,700	62.99	December 8, 2015	0
	December 1, 2006						20,265	1,014,456
	December 14, 2006	63,600	68.97	December 14, 2016	0
	December 1, 2007						14,148	708,259
	December 13, 2007	79,200	60.23	December 13, 2017	0
	December 1, 2008						31,826	1,593,186
	December 11, 2008	86,149	34.13	December 11, 2018	1,372,354

Total		574,649			3,693,903		66,239	3,315,901

Notes
(1)	The value of certain of the unexercised options is $0 because the exercise price is higher than the closing price of the Shares on the TSX on October 31, 2009.

(2)	The payout value of PSUs that have not vested assumes that the target performance has been met. The performance includes a relative TSR performance factor based on BMO’s three-year annualized total TSR compared to the annualized TSRs of its competitors over the same period. The TSR factor is applied to the final value of PSUs to determine the payout value. If BMO’s relative TSR falls below 10% of the average TSR of the peer competitors, the plan will not pay out. The payout value is calculated using the closing price of the Shares on the TSX on October 31, 2009 ($50.06 per share) multiplied by the number of units granted.

(3)	The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the Shares on the TSX on October 31, 2009 ($50.06 per share). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.
42     |     Bank of Montreal Proxy Circular

Incentive Plan Awards – Value Vested or Earned
The table below shows the value of the option-based, share-based awards and non-equity incentive plan compensation that vested or were earned during the fiscal year ended October 31, 2009

	Option-based		Share-based		Non-equity incentive
	awards-value vested		awards-value vested		plan compensation Value earned
Name	during the year ($)	(2)	during the year ($)	(2)	during the year ($)	(3)

W. A. Downe	0		608,723		1,585,000
R. C. Robertson	n/a		n/a		1,600,000
T. E. Flynn	0		268,937		1,000,000
T. V. Milroy	0		1,172,329		3,300,000
F. J. Techar	0		1,292,888		1,125,000

Notes
(1)	The value of the stock options that vested during the fiscal year. The value equals the difference between the exercise price of the options and the closing price of the Shares on the TSX on the vesting date. If the closing price of the shares on the vesting date was below the exercise price, the stock options have no current value and are shown as $0.

(2)	The value of share-based awards that vested and were paid out during the fiscal year. Includes dividend equivalents earned on outstanding DSUs during the period. Dividend equivalents are valued on the closing price of Bank Common Shares on the TSX on October 31, 2009 ($50.06).

(3)	The annual cash incentive awards for 2009. Annual incentive awards are also reported in the Summary Compensation table. The full amount of the annual cash incentive is included in this table even if a portion was voluntarily deferred into DSUs.
Defined Benefit Pension Plan Table
The table below shows the required defined benefit pension plan disclosure including the annual pension payable to the NEOs for three pension-eligibility timeframes (at year end, at normal retirement and at age 65) and accrued obligations determined on a defined benefit basis.

	Number of		Annual benefits payable ($)(1)						Accrued obligation		Compensatory		Non-compensatory		Accrued obligation
	years credited		At		At Normal				at start of		change		change		at year end
Name	service (#)		year end		Retirement		At age 65		year ($)	(2)	($)	(3)	($)	(3)	($)	(2)

W. A. Downe	26.42		828,827	(4)	907,264	(4)	1,061,523	(4)	7,556,572	(5)	120,881		2,221,613		9,899,066	(5)
R. C. Robertson	1.67		10,190		27,002	(6)	27,002		21,503		64,516		32,113		118,132	(7)
T. E. Flynn	14.75	(8)	115,320		310,176	(6)	310,176		382,627		107,968		172,113		662,708
F. J. Techar	25.00		431,408	(9)	546,450	(9)	631,293	(9)	3,188,140	(10)(11)	55,345		1,112,771		4,356,255	(11)

Notes

(1)	Annual benefits payable are inclusive of all pension entitlements from the Bank and do not reflect the loss of benefits if a non-vested member terminates employment or any reduction in benefits due to early retirement.

(2)	Accrued Obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities and annual expense in the 2008 and 2009 consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an executive is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different to the accrued obligation because of differences between the lump sum assumptions (which are dependent on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.

(3)	Compensatory Change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes for the year. Non-Compensatory Change includes interest on the obligation and changes in assumptions (especially compensation and the discount rate, which is dependent on current long bond yields), changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

(4)	A portion of Mr. Downe’s annual pension benefit will be payable from the Pension Fund Society of the Bank of Montreal (PFS). The balance of the total annual pension will be converted to a lump sum on retirement. This is subject to US$1,000,000 cap converted at a rate of US$1.00 = Cdn$1.0819.

(5)	The basis used to calculate the accrued obligation shown in this table is different from the basis used to convert the pension benefit earned under the Retirement Allowance Agreement (RAA) to a lump sum. Under the RAA, the method of conversion is prescribed and the assumptions will vary depending upon the economic conditions at the time of Mr. Downe’s retirement.

(6)	Mr. Robertson and Mr. Flynn have a normal retirement age of 65. (7) Mr. Robertson’s accrued benefit obligation at the end of the year is significantly higher than it was at the start of the year, mainly because of the cost of pension for service accrued during the year, and his relatively short service at the beginning of the year.

(8)	To recognize years of service with his previous employer Mr. Flynn has a special service arrangement whereby he accrues 2 additional years of credited service for each year worked. This arrangement continues until Mr. Flynn has accumulated a total of 12 additional years of service. As of October 31, 2009, he had accrued approximately 10 additional years of credited service.

(9)	A portion of Mr. Techar’s annual pension benefit will be payable from the PFS and a portion from the Harris Qualified Plan and the Harris Non-Qualified Plan. The balance of the total annual pension benefit will be converted to a lump sum on retirement.

(10)	The accounting liability at October 31, 2008 was shown in U.S. dollars in last year’s proxy. This year, the U.S. dollar amount ($3,129,923) is converted to Canadian dollars using an exchange rate of CDN $1.0186 per US $1.00.

(11)	The basis used to calculate the accrued obligation shown in this table is different from the basis used to convert the pension benefit earned under the RAA to a lump sum. Under the Retirement Allowance Agreement (RAA), the method of conversion is prescribed and the assumptions will vary depending upon the economic conditions at the time of Mr. Techar’s retirement.
Bank of Montreal Proxy Circular     |     43

Defined Contribution Pension Plan Table
The table below shows the required defined contribution pension disclosure for Mr. Milroy’s benefit.

Defined Contribution Pension Plan			Defined Contribution Pension Plan
Accumulated Value at Start of Year	Compensatory (1)	Non-compensatory (2)	Accumulated Value at Year-End
$53,843.18	$3,500	$7,136.55	$64,479.73

Notes
(1)	The compensatory component of this disclosure includes only the Bank’s contributions. The Plan does not provide “above market investment earnings”.

(2)	Non-compensatory changes in the accumulated value include employee contributions and investment earnings in the Plan.
Termination and Change of Control Benefits
The table below explains how the components of BMO’s executive compensation program are treated under five termination scenarios.

		Termination	Termination	Retirement
Compensation Element	Resignation	With Cause	Without Cause	(Early or Normal)	Change in Control
Base Pay (Salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Normal retirement provisions apply	No incremental payment
Short Term Incentive Plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro rated for the year	No incremental payment.
Bank Mid-Term Incentive Plan (RSU and PSU)	Forfeited	Forfeited	Normal vesting and payout dates apply RSUs are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply RSUs are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
CM Mid-Term Incentive Plan	Forfeited	Forfeited	Normal vesting and payout dates apply	Normal vesting and payout dates apply RSUs are forfeited if non-compete provision is breached	Normal vesting and payout dates apply
Long-Term Incentive Plan (Stock Options)	All options are cancelled	All options are cancelled	All vested options expire in 90 days. If non-solicit provision is breached, all options are cancelled	All options expire at the earlier of 5 years from retirement or normal expiry. If non-compete and non-solicit provision are breached, all options are cancelled	If terminated without cause within 24 months after change in control, all options become fully vested and will expire within 90 days
Deferred Stock Units (voluntary deferral of STIP)	Units are redeemed	Units are redeemed	Units are redeemed	Units are redeemed	Participation continues
Pension
Canadian Executive Pension Plan	No incremental payment	No incremental payment	Prior to age 55, bonus related pension provision of 1.25% of best average earnings less the average pensionable salary, multiplied by credited service is payable	No incremental payment	No incremental payment
BMO Nesbitt Burns Pension Plan	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment
Retirement Allowance Agreement (RAA)	No incremental payment	No incremental payment	Granted an additional 2 years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best 5 consecutive bonuses	No incremental payment	The payment is the same as Termination Without Cause, if there is a change of control and within 24 months the executive is terminated without cause
Benefits	None	None	None	None	None
Perquisites	Ceases	Ceases	Subject to negotiation	Ceases	No incremental payment

44   |   Bank of Montreal Proxy Circular

The table below shows the incremental payments that would be made to each NEO at, following, or in connection with one of the termination scenarios below as at October 31, 2009(1).

			Termination	Termination	Retirement	Change in
Name	Type of Payment	Resignation ($)	With Cause ($)	Without Cause ($)	(Early or Normal) ($)	Control	($)

W. A. Downe	Total cash Severance(2)	$0	$0	$6,817,594	$0	$6,817,594
	DSUs	$0	$0	$0	$0	$0
	Bank MTIP	$0	$0	$0	$0	$0
	Stock Options(5)	$0	$0	$0	$0	$1,079,484
	Pension(4)(7)	$0	$0	$58,044	$0	$58,044
	Total	$0	$0	$6,875,638	$0	$7,955,122

R. C. Robertson	Total cash Severance(3)	$0	$0	$0	$0	$0
	DSUs	$0	$0	$0	$0	$0
	Bank MTIP	$0	$0	$0	$0	$0
	Stock Options	$0	$0	$0	$0	$0
	Pension(7)	$0	$0	$0	$0	$0
	Total	$0	$0	$0	$0	$0

T. E. Flynn	Total cash Severance(2)	$0	$0	$0	$0	$0
	DSUs	$0	$0	$0	$0	$0
	Bank MTIP	$0	$0	$0	$0	$0
	Stock Options(5)	$0	$0	$0	$0	$1,120,198
	Pension(6)(7)	$0	$0	$43,484(6)	$0	$0
	Total	$0	$0	$43,484	$0	$1,120,198

T. Milroy	Total cash Severance(2)	$0	$0	$0	$0	$0
	DSUs	$0	$0	$0	$0	$0
	Bank MTIP	$0	$0	$0	$0	$0
	CM MTIP	$0	$0	$0	$0	$0
	Stock Options(5)	$0	$0	$0	$0	$2,508,037
	Pension(7)	$0	$0	$0	$0	$0
	Total	$0	$0	$0	$0	$2,508,037

F. J. Techar	Total cash Severance(2)	$0	$0	$2,871,363	$0	$2,871,363
	DSUs	$0	$0	$0	$0	$0
	RSUs	$0	$0	$0	$0	$0
	PSUs	$0	$0	$0	$0	$0
	Stock Options(5)	$0	$0	$0	$0	$1,372,354
	Pension(4)(7)	$0	$0	$202,459	$0	$202,459
	Total	$0	$0	$3,073,822	$0	$4,446,176

Notes
(1)	The incremental benefit received by the NEO, not including any statutory benefits. All payments are calculated on the assumption that the NEO ceased to be an employee on October 31, 2009. Valuations are based on the closing price of the Shares on the TSX on October 31, 2009 ($50.06) and severance and pensions paid in US$ have been converted to CDN$ at an exchange rate of CDN$1.0819 per US$1.00 at 31 October 2009.

(2)	Messrs. Downe’s and Techar’s severance payments are governed by their RAAs. For Messrs. Milroy and Flynn, any entitlement would be determined under common law.

(3)	Mr. Robertson has a specific arrangement that pays him total compensation of $2 million annually for 2.25 years from his appointment date, instead of severance.

(4)	As outlined in their RAAs, Messrs. Downe and Techar would receive a severance payment and additional pension if there is a change of control and they are terminated without cause within 24 months of a change of control.

(5)	The values shown are the in-the-money amount of options for which vesting would be accelerated. Accelerated vesting of stock options occurs when there is a change of control and the executive is terminated without cause within 24 months of the change of control.

(6)	Based on his current age, Mr. Flynn would be eligible to receive an incremental payment under the cash bonus related provision in the Canadian Executive Pension Plan in the event of termination without cause. This benefit is otherwise payable to terminating executives who have attained age 55.

(7)	Messrs. Downe’s and Techar’s pension payments are governed by their RAAs. Messrs. Robertson and Flynn are governed by the Canadian Executive Pension Plan and Mr. Milroy by the BMO Nesbitt Burns Pension Plan.
Other Information
Cost of Management Ratio
In response to a shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost-of-management ratio to be reported annually. The agreed-upon measure, shown below, reports the total aggregate compensation for NEOs in the Proxy Circulars issued in 2008, 2009, 2010. The Cost of Management Ratio is expressed as a percentage of net income after tax.

	2009	2008	2007

Total aggregate NEO compensation ($ millions)(1)	$24.7	$22.4	$24.7
As a percentage of net income after tax(2)	1.38%	1.13%	1.16%

Notes
(1)	Total Named Executive Officer (NEO) compensation is the total of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost for the CEO and CFO in addition to the three most highly compensated NEOs for each reported year. For 2009 and 2008 the NEOs are W.A. Downe and R.C. Robertson (CFO), in addition to the three most highly compensated NEOs. In 2007, the named executive officers were W.A. Downe and K.E. Maidment, in addition to the three most highly compensated executive officers.

(2)	Net income after tax (in accordance with Canadian GAAP) is reported on page 111 of the 2009 Annual Report.

(3)	The 2008 cost of management ratio includes Mr. Downe’s equity awards that he subsequently decided to forgo.
Bank’s Stock Option Plans
The Stock Option Plan and Non-Officer Director Stock Option Plan are the only compensation plans where the Bank issues equity securities. Shareholders first approved the Stock Option Plan in 1995, and approved an amendment to increase the number of shares issuable under the Plan at the Annual General Meeting on March 3, 2009. Shareholders approved the Non-Officer Director Stock Option Plan at the Bank’s Annual General Meeting held on February 25, 2002.
          Although shareholders passed a resolution at the Annual General Meeting on February 24, 2004 to discontinue the granting of options to directors under the Non-Officer Director Stock Option Plan effective November 1, 2003, options under this Plan are still outstanding. See page 47, Non-Officer Director Stock Option Plan, for more information.
Dilution Impact of Long-Term Incentive Plan
At any given time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline that limits overhang to 7.5% or less of the total number of issued and

Bank of Montreal Proxy Circular     |    45

outstanding Shares. The Bank also monitors the outstanding options (dilution) and the number of options issued each year (burn rate).
     The table below shows these key measures, and illustrates BMO’s management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding
	Shares as of October 31, 2009)
	2009	2008	2007
Overhang (1)	5.45%	4.50%	4.92%
Dilution (2)	3.37%	3.96%	4.14%
Burn rate (3)	0.40%	0.29%	0.25%

Notes

(1)	Overhang is the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(2)	Dilution is the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(3)	Burn rate is the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.
Securities Authorized for Issuance Under the Stock Option Plans
The table below describes the Shares that will be issued when outstanding options are exercised under the Stock Option Plan and the Non-Officer Director Stock Option Plan, as well as the remaining number of Shares available to be issued under the Stock Option Plan. Since options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Shares that are still available to be issued under that Plan.
Shareholders have approved all equity compensation plans that involve the issue of Shares. See page 32 to 33 for a description of the material features of each plan. The table below sets out information about the equity plans as at October 31, 2009.

Number of securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation
	outstanding	outstanding	plans (excluding
	options, warrants	options, warrants	securities reflected
Plan category	and rights (a)	and rights	in column (a))
Equity compensation plans approved by the security holders	18,578,613	$45.23	11,253,035
Equity compensation plans not approved by the security holders	Nil	Nil	Nil
Total	18,578,613	$45.23	11,253,035

Bank’s Stock Option Plan – Issuance Limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at Committee discretion
Maximum number of shares issuable	At the 2009 Annual General Meeting, the shareholders approved an increase in the number of Shares issuable under the Plan by 10,000,000 to 72,200,000 of the Shares.

72,200,000 of the Shares (representing 13.0% of issued and outstanding Shares as at January 31, 2010)
Currently issued (dilution)	18,935,280 Shares to be issued upon exercise of outstanding options (representing 3.41% of the Bank’s issued and outstanding Shares as at January 31, 2010)
Available for issue	9,520,823 Shares remaining available for issuance (representing 1.71% of the Bank’s issued and outstanding Shares as at January 31, 2010)

Other limits	The number of Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities; and the number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities. Maximum number of Shares reserved for issuance under options to any one participant cannot exceed 5% of the Shares then issued and outstanding
Committee guideline (overhang)	The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding Shares.

The Bank is in compliance with this guideline and, accordingly, restrictions on the number of options that may be granted to employees under the Plan are not needed

Bank’s Stock Option Plan - Conditions

Maximum	• 10-year expiry date from date of grant
option term	• The term is extended if the expiry falls during a Bank trading black-out period; except that any option holder who is a U.S. taxpayer is excluded from this provision
Exercise price	• Equal to the closing price of the Shares on the trading day immediately preceding the date of grant
Vesting and exercise of	• Before stock options can be exercised, they must have vested. The Bank’s options vest 25% per year over four years
options	• For stock options that include a price-condition, in addition to vesting, the Shares must meet or exceed share price growth conditions before options can be exercised
• The Committee has full discretion to determine the number of options to be granted in the form of standard options and price-conditioned options
Expiry of	• The earlier of:
options	(i) the fifth anniversary of a participant’s retirement date;
(ii) the third anniversary of the date of termination of full-time employment due to disability or death;
(iii) the 10-year anniversary of date of grant.

• Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited

Forfeiture on Financial Restatement or Detrimental Act Committed While Employed	All or a portion of an executive’s vested and non vested options may be forfeited in the event of a financial restatement or if it is discovered that a former executive while employed committed an act detrimental to the Bank
Forfeiture on Competition	Options may be forfeited where a retired participant or participant on permanent disability competes with Bank or solicits Bank employees or customers and when a participant who was terminated without cause solicits Bank employees or customers
Change of Control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise
Plan changes	The Committee or Board of Directors may amend, modify or terminate the Plan at any time provided that any changes do not decrease entitlements that have accrued prior to the date of change. Changes are subject to shareholder approval where such change:
(i) increases the number of Shares reserved for issuance under the Plan;

(ii)    reduces the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option);

(iii) extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank);
(iv) extends eligibility to participate in the Plan to non-employee directors;
(v) permits options or stock appreciation rights to be transferred other than for normal estate settlement purposes;

46   |   Bank of Montreal Proxy Circular

Plan changes (continued)	(vi)	extends the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank);
	(vii)	permits awards, other than options and stock appreciation rights, to be made under the Plan.

Amendments which may be made without shareholder approval include amendments of a “housekeeping” nature, the addition of covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an exten- sion of the term of the option beyond its original expiry date

Exercise process	(i)	executives open a BMO InvestorLine (BI) account to facilitate the exercise of their options;
	(ii)	when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin;
	(iii)	when the executive has elected to sell all or some of the Shares issued upon the exercise of the options, BI retained a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest;
	(iv)	when the executive has elected to hold the Shares issued upon the exercise of the options, he or she must pay the strike price, applicable commissions and taxes and debit interest must be made by the executive.
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for Shares equivalent in value to the in-the-money amount

Non-Officer Director Stock Option Plan
Options to purchase a total of 147,000 Shares, representing 0.03% of the Bank’s issued and outstanding Shares as at January 31, 2010, were granted under the Non-Officer Director Stock Option Plan. As noted on page 16, no more options may be granted under this Plan. The key terms are as follows:
Key Features of the Non-Officer Director Stock Option Plan

Eligibility	Options granted to directors who are not employees of the Bank or its affiliates

Option term	10-year expiry date from date of grant

Strike price	Equal to the closing price of the Shares on the trading day immediately preceding the date of grant

Vesting	25% per year over four years from the date of grant. Except for directors who had reached 62 years of age at the time of grant, one-half of the options were, in addition to vesting, subject to a condition that the price of the Shares must have increased by 50% since the date of grant before the options could be exercised

Price conditions	Except for directors who had reached 62 years of age at the time of the grant, one half of the options granted to each director cannot be exercised unless the price of the Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless

Transfer/ assignment	Not possible other than by will or pursuant to the laws of succession

Expiry of options	Options expire on the earlier of (i) the fifth anniversary of the par- ticipant ceasing to be a director, (ii) the third anniversary of the par- ticipant ceasing to be a director due to death or disability, and (iii) the expiry of the option

Plan changes	The Board of Directors of the Bank, subject to any regulatory or required shareholder approval, has the power under this Plan to amend or terminate this Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitle- ments of a participant which have accrued prior to the date of such amendment or termination

Bank Mid-term Incentive Plans
Capital Markets Mid-Term Incentive Plan

Eligibility	For executives and selected senior managers in Capital Markets

Form of Award	Restricted Share Units (RSUs)

Vesting and Payout	• Vest one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of the 3 years

Terms	• RSUs earn dividend equivalents in the form of additional units
• Valued at Share price at date of payout
• Non-vested units are forfeited on resignation
• RSUs continue to vest upon retirement or termination without cause, subject to a non-compete provision
• Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause
• For 2010, with RSU awards that have been paid out in the past 12 months are subject to clawback if there is a financial restatement or executive misconduct

BMO Capital Corporation Mid-Term Incentive Plan

Eligibility	For selected executives and senior managers in BMO Capital Corporation

Form of Award	Restricted Share Units (RSUs)

Vesting and	• Vest one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of the 3 years

RSU Terms	• RSUs earn dividend equivalents in the form of additional units
• Valued at Bank Common Share price at date of payout
• Non-vested units are forfeited on resignation
• RSUs continue to vest upon retirement or termination without cause, subject to applicable non-solicit and non-compete provisions
• Non-vested RSUs are forfeited if a participant committed an act while employed with the Bank that would have led to termination for cause
• All or part of RSU awards granted after 2008 are subject to clawback, if the annual or quarterly financial statements are required to be restated
• For 2010, RSU awards that have been paid out in the past 12 months are subject to clawback if there is a financial restatement or an executive could have been terminated for cause

Bank of Montreal Proxy Circular   |   47

Indebtedness of Directors and
Executive Officers

To the knowledge of the Bank, as at January 29, 2010, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, proposed directors and executive officers of the Bank and its subsidiaries and their respective associates in connection with the purchase of securities of the Bank or its subsidiaries, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries. In addition, the Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act. Any routine indebtedness, as such term is defined in Canadian Securities legislation is not required to be disclosed.
Aggregate Indebtedness
The following table shows the aggregate indebtedness outstanding at January 29, 2010 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes ‘routine indebtedness’ as such term is defined by Canadian securities laws.

Purpose	To the Bank or its subsidiaries ($)

Other	65,786,506

Indebtedness of Directors and Executive Officers
As at January 29, 2010, no director or executive officer of the Bank was indebted to the Bank or its subsidiaries, other than in respect of routine indebtedness.

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, a Directors’ and Officers’ Liability Insurance Policy that provides protection for individual directors and officers of Bank of Montreal and its subsidiaries solely while acting in their capacity as such. The Insurance Policy provides for a limit of $300 million per claim and in the aggregate. The policy is in effect until October 31, 2010 and has no deductible.
     In addition, the Bank has purchased a separate Directors’ and Officers’ Liability Insurance Policy which provides for payments on behalf of the
Bank when the law permits or requires the Bank to provide an indemnity to a director or an officer. This policy has a net limit of $150 million for each claim and in the aggregate and is subject to a $100 million deductible for the Bank. This policy is in effect until October 31, 2010.
     Premiums paid by the Bank for both of these policies are approximately $3.3 million per annum.

48   |   Bank of Montreal Proxy Circular

Additional Information

Financial information about the Bank is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2009. Additional information about the Bank is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange Commission web site at www.sec.gov/edgar.
     If you would like to obtain, at no cost to you, a copy of any of the following documents:
(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the fiscal year ended October 31, 2009, together with the accompanying report of the Shareholders’ Auditors thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2009, and Management’s Discussion and Analysis with respect thereto; and

(c)	this Proxy Circular,
please send your request to:
Bank of Montreal
Corporate Secretary’s Department
21st Floor, 1 First Canadian Place
Toronto, Ontario M5X 1A1
Fax: (416) 867-6793 Telephone: (416) 867-6785
E-mail: corp.secretary@bmo.com

Contacting the Board of Directors
Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

Directors’ Approval
The Board of Directors of the Bank has approved the contents and the dissemination of this Proxy Circular to the Shareholders.
Blair F. Morrison
Senior Vice-President,
Deputy General Counsel,
Corporate Affairs and Corporate Secretary
January 29, 2010
Bank of Montreal Proxy Circular   |   49

Schedule 1 – Statement of Corporate Governance Practices
At BMO Financial Group, we aspire to uphold high standards of corporate governance which reflect not only applicable legal and regulatory requirements but also emerging best practices. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices meet, and in some cases exceed, applicable rules adopted by the Canadian Securities Administrators (“CSA”) and applicable rules of the U.S. Securities and Exchange Commission (“SEC”), and provisions of the U.S. Sarbanes-Oxley Act of 2002. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-U.S. company, our governance practices are in compliance with the NYSE standards in all significant respects except for one, which is described below under the heading “Compliance with NYSE Standards”.
We continue to monitor regulatory changes and best practices in corporate governance and will consider amendments to our governance practices as appropriate. Throughout this Schedule, references to documents and information available on our web site can be found at www.bmo.com/investorrelations. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out on page 49 of this Proxy Circular.
Board of Directors (the “Board”)
Director Independence
All directors, with the exception of William Downe, standing for election to the Board on March 23, 2010 are ‘independent’ within the meaning of the relevant CSA rules and U.S. laws and standards and are ‘unaffiliated’ under the Bank Act.
The Bank of Montreal Board of Directors (the “Board”) has adopted categorical standards for determining whether a director is “independent” within the meaning of the CSA rules and NYSE standards, and whether each member of the Audit Committee meets the applicable Canadian and U.S. independence criteria for membership on public company audit committees. In summary, a director is “independent” under the Bank’s standards if the Board determines that the director has no material relationship with the Bank or any of its affiliates or the Shareholders’ Auditor, either directly or indirectly, or as a partner, shareholder or officer of an entity that has a relationship with the Bank. In addition, certain relationships deem a director not to be “independent”. The Bank’s Director Independence Standards can be found on our web site (www.bmo.com/corporategovernance).
     The Governance and Nominating Committee and the Board participate in the determination of director independence and Bank affiliation. The determinations are based on information concerning the personal, business and other relationships and dealings between the directors and the Bank, its affiliates and Shareholders’ Auditors, collected through biographical material, reports and questionnaires completed by the directors. The determinations also take into account information derived from Bank records and reports, and information about entities with which the directors are involved. The Board examines the materiality of these relationships not only from the Bank’s standpoint, but also from that of the persons or organizations with which the director has a relationship.
      The Board has determined that all directors standing for election to the Board on March 23, 2010 are “independent” within the meaning of the relevant CSA rules and U.S. laws and standards and are “unaffiliated” under the Bank Act, with the exception of William Downe, who is currently the President and Chief Executive Officer of the Bank. The Board has also determined that all members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. The Bank has lending or banking or other com-
mercial arrangements with some of the directors and with certain entities in respect of which one or another of the directors is an officer or has an interest. In making the director independence determinations, these arrangements were considered but deemed not to be material as they are within the parameters and limits for materiality set forth in the Director Independence Standards adopted by the Board.
     Additional information relating to each director standing for nomination, including other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and Committee meetings during fiscal 2009 can be found on pages 7 through 20 of this Proxy Circular.
Independent Chair
The Chairman of the Board allows the Board to operate independently of management and provides directors with an independent leadership contact.
The roles of Chairman of the Board and Chief Executive Officer are separate at the Bank. Mr. Galloway, an independent member of the Board, was appointed Chairman of the Board effective May 1, 2004. In 2008, Mr. Galloway’s term was extended to 2012.
     The Chairman of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact. He manages the affairs of the Board, with a view to ensuring that the Board functions effectively and meets its obligations and responsibilities, and leads the Board in the execution of its responsibilities to shareholders. At each Board meeting, the Chairman of the Board presides over a session of the “independent” directors at which “non-independent” directors and members of management are not present. In addition, the Chairman of the Board presides at any other sessions of the “independent” directors at which “non-independent” directors and members of management are not present. Topics discussed at these sessions include, but are not limited to, succession planning and strategy. Each Board Committee also has a session without management present during the course of each of its meetings. Information to be conveyed and actions undertaken as a result of the sessions are communicated to relevant parties, as appropriate.
Board Size
The current membership and size of the Board provides the necessary breadth and diversity of experience, is generally of a size to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements.
The matter of Board size is considered formally on an annual basis by the Board and on an ongoing basis by its Governance and Nominating Committee. In fiscal 2009, the size of the Board was reduced when two directors did not stand for re-election at the Bank’s 2009 Annual Meeting of Shareholders. The Board is of the view that its current membership has the necessary breadth and diversity of experience and is generally of a

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size to: (i) provide for effective decision-making, (ii) enable the staffing of Board committees, and (iii) address succession planning requirements. At the Annual Meeting of Shareholders on March 23, 2010, 16 directors will stand for election.
Board Mandate
The Board Mandate sets out the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director.
The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value.
     The Board Mandate is set out in the Appendix on page 56 of this Proxy Circular and outlines the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director.
     The Bank’s Board Approval/Oversight Guidelines define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The Guidelines set out those matters requiring Board approval and those of which the Board must be advised following action by management. The Board Mandate, combined with the Board Approval/Oversight Guidelines, provides directors and management with an outline of each other’s duties and responsibilities.
Position Descriptions
The Board has adopted Chairman of the Board, Committee Chairs and Director position descriptions, which are available at www.bmo.com/investorrelations.
As described above, the Board Mandate and the Board Approval/Oversight Guidelines define the roles and responsibilities of the Board and management. In addition, the Board has adopted position descriptions for the Chairman of the Board and the Committee Chairs, which are available on our web site. These descriptions set out the responsibilities and duties of the Board and Committee Chairs in guiding the Board and the Committees, respectively, in the fulfillment of their duties. The Board has also adopted a Director position description, which is also available on our web site.
     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Human Resources and Management Compensation Committee.
     The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Bank with a view to maximizing shareholder value. It also provides that the President and Chief Executive Officer is accountable to the Board for: formulating and executing business strategies; overseeing the Bank’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.
     In addition, the Human Resources and Management Compensation Committee, with the assistance of the Chairman of the Board, reviews and approves corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year. The Committee, with the assistance of the Chairman of the Board, also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.
Orientation and Continuing Education
One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable new directors to learn about the various functions and activities of the Bank.
The Governance and Nominating Committee is responsible for the orientation and education of directors. New directors are provided with a Directors’
Handbook containing:
•	details of the Bank’s organizational structure;

•	the structure of the Board and its committees;

•	relevant position descriptions;

•	the Board Approval/Oversight Guidelines;

•	compliance requirements for directors;

•	corporate policies;

•	the Bank’s By-laws;

•	recent annual and quarterly financial reports (including Management’s Discussion and Analysis and the Annual Information Form);

•	a glossary of commonly used acronyms; and

•	agendas and minutes for Board and Committee meetings for the preceding 12 months.
One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable new directors to learn about the various functions and activities of the Bank. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions. A director who fails to attend at least 75% of the aggregate of all meetings of the Board and those Committees of which he/she is a member must tender his/her resignation immediately following the end of the fiscal year for consideration by the Board.
      On an ongoing basis, as part of regular Board meetings, directors receive presentations on various aspects of the Bank’s operations. During fiscal 2009, the Board and its Committees also received educational information and/or materials on a variety of matters and topics, such as:
•	new and pending changes in accounting standards including International Financial Reporting Standards;

•	trends and issues in the understanding and evolution of the management of risk within financial institutions;

•	corporate governance trends and current issues;

•	the competitive landscape for talent;

•	executive compensation trends and issues; and

•	economic outlooks for Canada and the United States.
Educational reading materials on economic matters and other topics relevant to the financial industry are included from time to time in the materials provided to directors in advance of the meetings. Suggested reading items are also identified by the Chairman of the Board, the Committee Chairs and the President and Chief Executive Officer. In fiscal 2009, directors were provided with reading materials on such matters as:
•	the current market environment;

•	the North American economic outlook;

•	developments in the financial institution industry; and

•	customer focused strategies.
Directors identify their additional continuing education needs through a variety of means, including discussions with management and at Board and Committee meetings. In an effort to provide directors with a more complete understanding of the issues facing the Bank, directors are encouraged to attend at least two meetings of Board Committees of which they are not a member. Directors are also provided with the minutes of all Committee meetings, irrespective of whether they are a member of the Committee.
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Ethical Business Conduct
The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct.
The Board has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board, through its Audit Committee, reviews the operation of FirstPrinciples and any waivers thereof. Since inception, no waiver from the code or FirstPrinciples has been granted. FirstPrinciples is available on our web site (www.bmo.com/corporategovernance). On an annual basis, FirstPrinciples is reviewed by the Bank’s Legal and Compliance Group to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Audit Committee and the Board for approval. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. There is an online learning program for new employees and online testing for all employees on FirstPrinciples.
     The Board, through its Audit Committee, has also adopted whistle-blower procedures which allow officers and employees who feel that a violation of FirstPrinciples has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis, as well. Concerns may be raised by e-mail or telephone through the Ombudsman or Human Resources Centre, or directly to the Chairman of the Board. Once received, concerns are forwarded to the General Counsel or to Corporate Audit in the case of issues involving the Chief Executive Officer or the General Counsel. Accounting, internal control or auditing concerns are dealt with by both Legal and Corporate Audit. The General Counsel or Corporate Audit makes a determination as to the most appropriate forum for the concern in accordance with an established framework. The General Counsel reports to the Audit Committee quarterly regarding concerns received through the whistleblower procedures. The Chair of the Audit Committee is notified of concerns relating to accounting, internal accounting controls or auditing matters, and the Chairman of the Board is notified if such concern involves the Chief Executive Officer, and that individual determines the appropriate investigation to be carried out and any action to be taken at the conclusion of the investigation. In the case of concerns not relating to accounting, internal accounting controls or auditing matters, the Ombudsman determines the appropriate review and actions to be taken.
     The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within the Bank.
     The Board believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter. There is a protocol to identify director conflicts of interest. Directors are notified in advance of proposed material transactions to be considered at upcoming meetings and are asked to advise the Corporate Secretary’s Department of any direct or indirect interests or actual or potential conflicts of interest. Where such interests or conflicts are identified, the director neither receives materials on the matter in question nor participates in any related discussion or decision-making.
Nomination of Directors
The competencies and skills the Board, as a whole, should possess the skill sets of current Board members and any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Bank when candidates for director positions are considered.
The Governance and Nominating Committee, composed entirely of “independent” directors, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility, the Committee follows a process, whereby it considers the competencies and skills the Board, as a whole, should possess, assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates in light of the opportunities and risks facing the Bank. The resulting assessment is used in determining whether new directors should be added to the Board. Directors’ areas of expertise by industry are shown as part of directors’ biographies on pages 7 through 20 of this Proxy Circular.
     The Committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened for a number of attributes including:
•	integrity and accountability;
•	proven judgment;
•	financial literacy;
•	appropriate knowledge and background;
•	sufficient time and resources;
•	communication skills; and
•	the ability to work effectively as a team member.
     The Committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board members.
     The Board requires that directors tender their resignation for consideration by the Governance and Nominating Committee in the following circumstances:
•	change in principal occupation or other circumstances;
•	failure to receive a majority of votes for election at a shareholder meeting; and
•	failure to meet the annual 75% meeting attendance requirement.
Board Tenure
In order to ensure ongoing Board renewal, drive sustained Board performance and add new and additional expertise to the Board, the Board approved a new approach to its Director Tenure Policy in 2009. In addition to the maximum age restriction, the new approach provides for the addition of maximum term limits of 15 years for new directors (effective January 1, 2010). To provide a smooth and orderly transition, current directors are subject to maximum term limits of 20 years (effective March 1, 2011). Specifically,
(i)	A Director who holds that position as of January 1, 2010 shall not stand for re-election at the first Annual Meeting of Shareholders after reaching age seventy, provided however that effective March 1, 2011, such Director shall not stand for re-election at the first Annual Meeting of Shareholders after reaching the earlier of (i) age seventy or (ii) 20 years of service; and

(ii)	A Director who is appointed or elected for the first time after January 1, 2010 shall not stand for re-election at the first Annual Meeting of Shareholders after reaching the earlier of (i) age seventy or (ii) 15 years of service; provided however that in the event that such Director is acting as the Chairman of the Board, he or she shall not stand for re-election at the first Annual Meeting of Shareholders after reaching the earlier of (i) age seventy or (ii) 20 years of service.

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The tenure for the current Board members ranges from two to 23 years (with an average tenure of ten years).
Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described on page 5 of this Proxy Circular.
Director Compensation
A non-employee director is required to hold the equivalent of six times his or her annual retainer in either Common Shares or Deferred Share Units.
The Governance and Nominating Committee of the Board annually reviews and benchmarks directors’ compensation against its peer group to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 17 to 20 of this Proxy Circular. The maximum aggregate annual remuneration payable to all directors for their services as directors ($4,000,000) is set out in the Bank’s By-laws. Any increase to this total amount requires shareholder approval. Effective in fiscal 2004, the granting of options under the Non-Officer Director Stock Option Plan was discontinued.
     The Board continues to require each non-management director to hold the equivalent of six times his or her annual retainer in either Common Shares or Deferred Share Units, and until a director achieves this threshold he or she is required to take all remuneration in the form of Common Shares or Deferred Share Units. As at October 31, 2009, all non-employee directors met the minimum requirements. Current holdings by the directors of Bank Common Shares and Deferred Share Units are shown as part of directors’ biographies on pages 7 through 14 of this Proxy Circular.
Board Committees
The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found at www.bmo.com/investorrelations.
The Board has four Committees: Governance and Nominating; Audit; Human Resources and Management Compensation; and Risk Review. The Bank is required to have an Audit Committee and does not have an Executive Committee. The Committees are composed entirely of “independent” directors. The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found on our web site. These Charters are reviewed annually to reflect best practices as well as applicable regulatory requirements.
Governance and Nominating
The Committee is responsible for developing and maintaining governance principles, an orientation program for new directors, a director assessment process and identifying and recommending candidates for nomination to the Board.
The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance. The Committee identifies and recommends candidates, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board, its Committees and individual directors. The Governance and Nominating Committee monitors best practices for governance worldwide and annually reviews and makes recommendations to enhance the Bank’s governance practices and disclosures in order to exemplify high standards of corporate governance. The Committee also reviews shareholder proposals and recommends appropriate responses to the Board. Each year, the Committee reviews all Board
Committee Charters, position descriptions and the Board Mandate to ensure that they meet all applicable regulatory requirements and best practices. In addition, the Governance and Nominating Committee coordinates requests by individual directors to engage special outside advisors at the expense of the Bank. There were no such requests to hire special outside advisors during fiscal 2009. A report on the activities of the Committee during 2009, including the names of the Chair and Committee members, is included on page 22 of this Proxy Circular.
Audit
The Committee oversees the integrity of the Bank’s financial reporting, its internal controls, disclosure controls and procedures and internal audit function, and oversees compliance with legal and regulatory requirements, reviews and assesses the Shareholders’ Auditors, sets standards of business conduct and ethics and monitors compliance with consumer protection measures and procedures.
The Audit Committee oversees the integrity of the Bank’s financial reporting, its internal controls (including internal control over financial reporting), disclosure controls and procedures and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors. The Audit Committee also functions as the Bank’s conduct review committee and as such its responsibilities include setting standards of business conduct and ethics for directors, senior management and employees; overseeing procedures for complying with self-dealing provisions of the Bank Act; monitoring consumer protection measures and procedures for dealing with customer complaints; and the use and disclosure of personal customer and employee information. In addition to being “independent”, each member of the Audit Committee has been determined to be “financially literate”, as such term is defined under CSA and SEC rules and NYSE standards, and each of Messrs. Chevrier and Orsino and Mme Saucier has been determined to be an “Audit Committee Financial Expert” as such term is defined under SEC rules. The definitions of “financially literate” and “Audit Committee Financial Expert” adopted by the Board pursuant to these rules and standards are set forth in the Committee’s Charter, which may be found on our web site.
     At meetings of the Audit Committee, members of the Committee meet separately (without other management present) with the Chief Auditor, General Counsel and Shareholders’ Auditors to review specific issues.
     The Audit Committee requires management to implement and maintain appropriate internal controls. The Committee approves and oversees the internal control policy and Corporate Audit mandate. The Committee meets quarterly with the Chief Auditor and management on matters of internal control. It also meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’ Auditors, General Counsel, and management to assess the adequacy and effectiveness of the internal control systems. The Committee also pre-approves all audit and non-audit work performed by the Shareholders’ Auditors.
     Additional information relating to the composition of the Audit Committee, the Committee Charter, and the relevant education and experience of its members is set out under the heading “Audit Committee Information” in our Annual Information Form dated December 14, 2009. The fees paid to the Shareholders’ Auditors in the last two fiscal years, which are incorporated by reference in the Annual Information Form from our 2009 Annual Report, can also be found on page 5 of this Proxy Circular. A report on the activities of the Committee during 2009, including the names of the Chair and Committee members, is included on page 21 of this Proxy Circular.

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Human Resources and Management Compensation
The Committee assists the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value.
The Human Resources and Management Compensation Committee, composed entirely of “independent” directors, is responsible for annually reviewing and approving the compensation for senior executives and making recommendations to the independent members of the Board, for approval, in respect of the compensation for the President and Chief Executive Officer. Details of executive compensation are disclosed on pages 26 through 47 of this Proxy Circular, and the Executive Compensation Discussion and Analysis is found on pages 26 through 47 of this Proxy Circular.
     The Human Resources and Management Compensation Committee is also responsible for assisting the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value. Each year the Committee reviews and assesses the performance of the President and Chief Executive Officer and approves the Executive Compensation Discussion and Analysis found on pages 26 through 47 of this Proxy Circular.
     In addition to its role in determining executive compensation described above, the Committee annually reviews succession planning for the President and Chief Executive Officer, including planning in the event of an emergency or retirement. The Bank’s succession planning process involves: identifying critical senior leadership roles; assessing the capabilities of our executive officers; developing succession plans for all executive officer roles; and developing a leadership “pipeline” comprised of the Bank’s most talented individuals. Each year, the President and Chief Executive Officer reviews the executive and senior management talent pools with the Human Resources and Management Compensation Committee. The Committee’s review includes potential successors for the Chief Executive Officer and other senior executive roles. The Committee makes recommendations to the Board on succession planning. The Board appoints all members of senior management and annually reviews the succession plans for these positions.
     The Human Resources and Management Compensation Committee has the authority to retain consulting firms to assist in carrying out the Committee’s responsibilities, including determining the compensation of the President and Chief Executive Officer and other executives. The Committee also reviews and approves all engagements between the Committee’s advisors, legal counsel or consultants and the Bank and its subsidiaries. Information relating to consultants retained by the Committee and management of the Bank to assist in determining compensation for executives, including a brief description of the mandates for which they have been retained, can be found in the Report of the Human Resources and Management Compensation Committee on pages 24 and 25 of this Proxy Circular.
     All members of the Committee are expected to have, or acquire within a reasonable period of time following their appointment, a thorough understanding of human resources and compensation issues. A report on the activities of the Committee during 2009, including the names of the Chair and Committee members, is included on pages 24 and 25 of this Proxy Circular.
Risk Review
The Committee considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework.
The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework. The Risk Review Committee oversees the framework to identify and manage risk, including adherence to risk management corporate policies, and compliance with risk-related regulatory requirements. The Committee approves corporate policies and risk limits that address the management of the risk and return associated with credit, market, liquidity, operational and business risk, and such other risk management controls as are considered by the Committee to be appropriate for prudent business practice. Strategic decisions may be reviewed at the request of the Board to advise on the risk impact. Each year, the Committee reviews the Bank’s risk appetite statement, the performance of the Bank’s risk rating systems and systems for calculation of risk-based capital requirements. The Committee makes recommendations to the Board as to the exposure limits and risk-taking authority to be delegated by the Board to the President and Chief Executive Officer, and is responsible to regularly review or approve transactions or proposals that may exceed established limits. It also reviews the methods and procedures established by management for control of key risks. A report on the activities of the Committee during 2009, including the names of the Chair and Committee members, is included on page 23 of this Proxy Circular.
Assessment of Directors and Board Committee Effectiveness
The Bank has instituted a variety of methods for assessing the effectiveness of the Board, its Committees, the Chairman of the Board, the Committee Chairs and the individual directors. The results of the assessments form the basis of recommendations to the Board on the appropriateness of the current mix of directors, improvements that can be made to Board processes and the continuing education needs of the Board.
Annual Assessment of Individual Directors
     Individual Directors evaluate each other.
The Governance and Nominating Committee annually conducts a peer evaluation process to provide feedback to individual directors on their effectiveness. Assessment forms are provided to each director and the results are compiled by an outside consultant to ensure confidentiality. The survey requires that every director assess the contribution of each of his or her peers in relation to the standards of performance established in the Board Mandate, which sets out the personal and professional attributes and duties and responsibilities required of each director. The Chairman of the Board receives a copy of the scores for each individual director’s peer assessment and then meets with each director to discuss his or her peer assessment.
Annual Assessment of the Board
     Individual Directors evaluate the Board.
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Board through surveys completed by each director. This evaluation also includes annual one-on-one interviews between each director and the Chairman of the Board, which cover the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, strategic direction and process, and takes into account the duties and responsibilities enumerated in the Board Mandate.
Annual Assessment of Board Committees
     Individual Committee Members evaluate Board Committees.
The Governance and Nominating Committee conducts an annual evaluation of the effectiveness of the Board Committees. The evaluation process is similar to that for the Board as a whole. It covers, among other things, the views of each director on the operation of the Committees, the adequacy of information provided to Committee members and agenda planning for Committee meetings, and takes into account the relevant Committee Charters. A separate evaluation is conducted for each Committee of the Board.

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Annual Assessment of the Chairman of the Board
     Individual Directors evaluate the Chairman of the Board.
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Chairman of the Board which takes into account the attributes enumerated in the Chairman’s position description. The Governance and Nominating Committee seeks input from each director and reviews the results with the Board and the Chairman of the Board.
Annual Assessment of Committee Chairs
     Individual Committee Members evaluate Board Committee Chairs.
The Governance and Nominating Committee annually conducts a peer evaluation with each Committee member to provide feedback to their respective Committee Chairs on their effectiveness and their contribution to their Committees in relation to the standards of performance established in the Committee Chair position description and the Committee Chair’s annual objectives. The Chairman of the Board discusses the results with each Committee Chair individually.
Strategic Planning
The annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the Bank’s strategic plans.
The Board reviews and approves the Bank’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. It also provides an opportunity for directors to give constructive feedback to management on the Bank’s strategic plans and the format of the session itself. The feedback from directors and management (which is also sought) is a key input in planning for the next year’s session. Directors also receive a strategic update on the progress of each of the principal business groups partway through the fiscal year.
Communication Policy
The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank.
The Audit Committee has approved a Disclosure Policy covering the timely dissemination of all material non-public information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it should be disclosed to avoid selective disclosure and to ensure that material information is widely disseminated. The Bank also has a Disclosure Committee comprised of members of senior management and chaired by the Chief Financial Officer. The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank. The Chief Financial Officer, together with the General Counsel, make the final determination as to what information is material and must be publicly disclosed.
     To support the certifications by the President and Chief Executive Officer and the Chief Financial Officer of the Bank on the adequacy of the Bank’s financial disclosure, the Bank has a rigorous representation process. Each quarter as well as on an annual basis, almost 100 of the enterprise’s most senior executives are required to make certain representations to the Bank’s Chief Accountant including that any potentially material issues they are aware of have been escalated to the
Chief Accountant in accordance with the Bank’s financial governance process. Their representations are tailored to the executive’s area of competence, which the Bank believes reinforces the importance placed on the individual’s response.
     The Bank seeks to communicate with its shareholders and other stakeholders through a variety of channels, including the annual report, proxy circular, quarterly reports, annual information form, news releases, web site and industry conferences. Shareholder feedback is received through one-on-one or group meetings with institutional shareholders, as well as through informal surveys conducted from time to time by the Bank’s Investor Relations department. Feedback from retail shareholders is generally received by e-mail or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Corporate Secretary’s departments. Wherever possible, appropriate changes are made in response to these concerns. Page 49 of the Proxy Circular contains the contact details for shareholders who wish to communicate directly with the Board. The Board believes these practices reflect best practices in shareholder engagement.
Compliance with NYSE Standards
Our governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE standards. The NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities. In addition, the TSX rules require that equity compensation plans that do not provide for a fixed maximum number of securities to be issued must be approved by shareholders every three years. If the Plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders, the addition of a cashless exercise feature where there is not a corresponding full deduction of the underlying securities in any fixed number of securities to be issued under the Plan, an increase in any fixed maximum number of securities to be issued under the Plan, an amendment to the amendment procedure or where the Plan provides that the amendment is subject to shareholder approval. At the 2007 annual meeting, shareholders approved an amendment to our Stock Option Plan to specify which amendments require shareholder approval.

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Appendix – Board Mandate
The Board of Directors (the “Board”) of the Bank of Montreal (the “Bank”) is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board of Directors’ Mandate and such other duties as necessary or appropriate, including:
1. Culture of Integrity
1.1	approving and monitoring compliance with FirstPrinciples, the Bank’s code of business conduct and ethics; and
1.2	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.
2. Governance
2.1	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.2	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.3	establishing Board committees, appointing Board committee chairs and defining their mandates to assist the Board in carrying out its duties and responsibilities;
2.4	evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution and independence of the Board and its members; and
2.5	approving and adhering to the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management.
3. Strategic Planning Process
3.1	overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, emerging trends and the competitive environment in the industry;
3.2	monitoring the implementation and effectiveness of the Bank’s approved strategic and operating plans;
3.3	reviewing and approving the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
3.4	approving all major corporate decisions and transactions.
4. Risk Management and Internal Controls
4.1	ensuring processes are in place to identify the principal risks of the Bank’s businesses and ensuring the implementation of appropriate systems to manage these risks;
4.2	reviewing the processes that ensure respect for, and compliance with, applicable legal, regulatory and internal policy requirements;
4.3	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness; and
4.4	reviewing reports provided by management on the effectiveness of internal control over financial reporting.
5. Communications and Public Disclosure
5.1	reviewing and approving the Bank’s disclosure of financial results including financial statements;
5.2	approving the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;
5.3	monitoring feedback received from the Bank’s stakeholders; and
5.4	ensuring a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by writing to: Chairman of the Board of Directors, BMO Financial Group, P.O. Box 1, First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1A1.
6. Evaluation and Succession Planning
6.1	overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, the Chief Executive Officer and other senior managers;
6.2	establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitoring progress against those expectations;
6.3	approving the selection criteria for new directors, nominating directors for election, appointing board Committee Members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and
6.4	establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

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Schedule 2 – Amended and Restated
By-laws of Bank of Montreal

BY-LAW-ONE
DEFINITIONS
Article 1.01 Definitions
In the By-laws of the Bank, unless the context otherwise requires:
(a)	the following terms have the meanings specified:
“Act” means the Bank Act and any successor legislation and any amendments thereto and any regulations from time to time in force thereunder; “Bank” means Bank of Montreal;
“By-laws” means the by-laws of the Bank from time to time in force and effect;
(b)	unless otherwise defined herein, words and expressions that are defined in the Act shall have the same meanings when used herein; and
(c)	words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.
BY-LAW TWO
BUSINESS OF THE BANK
Article 2.01 Execution of Documents
Documents to be executed by the Bank shall be executed in such manner as may be determined by the board of directors.
Article 2.02 Seal
The seal of the Bank shall be such as the board of directors may adopt.
Article 2.03 Head Office
The head office of the Bank shall be in the City of Montreal in the Province of Quebec.
BY-LAW THREE
MEETINGS OF SHAREHOLDERS
Article 3.01 Conduct of Meeting
Meetings of shareholders of the Bank shall be conducted in accordance with the By-laws or otherwise in accordance with the Act.
Article 3.02 Quorum
At any meeting of shareholders, any shareholder or shareholders of the Bank entitled to vote at such meeting present in person or represented by proxy at the opening of the meeting and representing in person or by proxy at least ten percent (10%) of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business.
Article 3.03 Votes to Govern
At any meeting of shareholders every question shall, unless otherwise required by the Act or the By-laws, be determined by a majority of votes cast on the question.
Article 3.04 Voting
Upon a show of hands every person who is present and entitled to vote shall have one vote.
BY-LAW FOUR
DIRECTORS
Article 4.01 Number of Directors
The minimum number of directors shall be seven (7) and the maximum number of directors shall be forty (40), the number to be elected at each annual meeting of shareholders to be such number, within those limits, as is fixed by the board of directors prior to such annual meeting.
The directors may appoint one or more additional directors. Directors may fill vacancies, including without limitation any vacancies arising as a result of any increase in the number of directors fixed by the board of directors.
Directors shall be elected for a term of one, two or three years, as determined by the board of directors prior to the annual meeting at which directors are to be elected. A director elected for a term of one, two or three years shall hold office until the close of the first, second or third annual meeting of shareholders, as the case may be, following the election of the director. A director who is not elected for an expressly stated term of office ceases to hold office at the close of the next annual meeting of shareholders following the election of the director. All directors elected at a meeting of shareholders need not hold office for the same term.
If the board of directors determines that directors are to be elected at an annual meeting for a term of two or three years, they may determine that the term of office of each director to be so elected be for the whole of that term or that, as nearly as may be, such that one half of the directors retire each year if the term is two years, or such that one third of the directors retire each year if the term is three years.
Article 4.02 Quorum
Subject to the Act, four (4) directors shall constitute a quorum at any meeting of the board of directors.
Article 4.03 Notice of Meeting
Notice of the time and place of each meeting of the directors shall be given to each director not less than twenty-four (24) hours before the time when the meeting is to be held, or not less than such shorter period of time that the Chair may determine is appropriate in any particular circumstance. Notice of such a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.
Article 4.04 Method of Giving Notice
A notice to be sent to a director shall be sufficiently given if it is sent by prepaid mail to, or is delivered personally to, or is sent by facsimile, email or any other electronic or telephonic communication device to, the director.
Article 4.05 Votes to Govern
At meetings of the directors, all questions, except those for which the Act provides special voting requirements, shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.
Article 4.06 Conflict of Interest
Conflicts of interest involving a director or officer shall be addressed as provided for in the Act.

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BY-LAW FIVE
COMMITTEES
Article 5.01 Committees of Directors
In addition to any committees required by the Act, the directors may appoint annually from their number any other committee or committees and assign to the members thereof such duties and delegate to them such powers as the directors consider appropriate, except those powers which, under the Act, the directors may not delegate. All committees of directors shall be composed of not less than three (3) members.
Article 5.02 Procedure and Quorum
Unless otherwise determined by the directors, each committee shall have the power to elect its chairman, regulate its procedure and fix its quorum, except that no less than two (2) members of any committee shall constitute a quorum at a meeting thereof.
BY-LAW SIX
OFFICERS
Article 6.01 Designation of Officers of the Bank
Subject to the provisions of the Act, the directors may elect, designate, appoint or remove such officers, and specify such of their duties or delegate such powers to them (including the power to appoint other officers), as the directors may determine.
BY-LAW SEVEN
INDEMNIFICATION OF DIRECTORS AND OFFICERS
Article 7.01 Indemnity
The Bank shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and such person’s heirs and personal representatives, to the maximum extent permitted by the Act.
BY-LAW EIGHT
REMUNERATION OF DIRECTORS
Article 8.01 Remuneration
In each fiscal year after 2008, the total of all amounts that may be paid by the Bank to all directors of the Bank as remuneration for their services as directors shall not exceed $4,000,000.
No options to purchase Common Shares of the Bank pursuant to the Non-Officer Director Stock Option Plan will be granted subsequent to November 1, 2003. Options to purchase Common Shares of the Bank granted prior to November 1, 2003 will remain in effect.
The annual remuneration of any single director depends on the nature and frequency of the services performed during the year by the director as a director, and shall be paid in accordance with rates to be determined from time to time by the directors.
BY-LAW NINE
COMMON SHARES
Article 9.01 Common Shares
The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value, the aggregate consideration for which is also unlimited. The rights of the holders of such common shares are equal in all respects and include:
(a)	the right to vote at all meetings of shareholders except where only holders of a specified class of shares are entitled to vote;
(b)	the right to receive dividends declared on those shares; and
(c)	the right to receive the remaining property of the Bank on dissolution.
BY-LAW TEN
CLASS A PREFERRED SHARES
Article 10.01 Class A Preferred Shares
1.	The authorized capital of the Bank includes a class of preferred shares designated as Class A Preferred Shares consisting of an unlimited number of shares without nominal or par value, issuable in series, the aggregate consideration for which is also unlimited.
2.	The Class A Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:
(a)	subject to the provisions of the Act, the directors of the Bank are hereby authorized:
(i)	to divide the unissued Class A Preferred Shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; and
(ii)	to change the rights, privileges, restrictions and conditions attached to the unissued shares of any series;
provided that no rights, privileges, restrictions or conditions attached to a series of Class A Preferred Shares as hereby authorized shall confer on a series a priority in respect of dividends or return of capital over any other series of Class A Preferred Shares that are then outstanding;
(b)	the Class A Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Bank, who shall also determine by resolution duly passed before the issue of any Class A Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Bank among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Class A Preferred Shares;
(c)	the Class A Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Bank, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof;
(d)	the Class A Preferred Shares shall be entitled to preference over the common shares and any other shares of the Bank ranking junior to the Class A Preferred Shares with respect to payment of dividends and return of capital and the Class A Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class A Preferred Shares as may be determined before the issue thereof as hereinbefore provided;
(e)	the Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in payment of dividends and return of capital;

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(f)	if any cumulative dividends or amounts payable on return of capital in respect of a series of Class A Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital;
(g)	the holders of the Class A Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of shareholders of the Bank or to vote at such meeting, except as provided in the Act or in the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares of any series before the issue thereof as hereinbefore provided; and
(h)	the holders of the Class A Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Bank whether now or hereafter authorized.
BY-LAW ELEVEN
CLASS B PREFERRED SHARES
Article 11.01 Class B Preferred Shares
1.	The authorized capital of the Bank includes a class of preferred shares designated as Class B Preferred Shares consisting of an unlimited number of shares without nominal or par value, issuable in series, the aggregate consideration for which is also unlimited.
2.	The Class B Preferred Shares, as a class, shall rank on a parity with the Class A Preferred Shares of the Bank and shall carry and be subject to the following rights, privileges, restrictions and conditions:
(a)	subject to the provisions of the Act, the directors of the Bank are hereby authorized:
(i)	to divide the unissued Class B Preferred Shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; and

(ii)	to change the rights, privileges, restrictions and conditions attached to the unissued shares of any series;
provided that no rights, privileges, restrictions or conditions attached to a series of Class B Preferred Shares as hereby authorized shall confer on a series a priority in respect of dividends or return of capital over any other series of Class B Preferred Shares that are then outstanding;
(b)	the Class B Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Bank, who shall also determine by resolution duly passed before the issue of any Class B Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Bank among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Class B Preferred Shares;
(c)	the Class B Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Bank, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof;
(d)	the Class B Preferred Shares shall be entitled to preference over the common shares and any other shares of the Bank ranking junior to the Class B Preferred Shares with respect to payment of dividends and return of capital and the Class B Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class B Preferred Shares as may be determined before the issue thereof as hereinbefore provided;
(e)	the Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to priority in payment of dividends and return of capital;
(f)	if any cumulative dividends or amounts payable on return of capital in respect of a series of Class B Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital;
(g)	the holders of the Class B Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of shareholders of the Bank or to vote at such meeting, except as provided in the Act or in the rights, privileges, restrictions and conditions attached to the Class B Preferred Shares of any series before the issue thereof as hereinbefore provided; and
(h)	the holders of the Class B Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Bank whether now or hereafter authorized.
3.	The Class B Preferred Shares of any series may be issued for a consideration expressed and payable in Canadian dollars or in a currency other than Canadian dollars, and in such latter case, for the purpose of determining the Canadian dollar amount of the consideration for which the shares of such series are issued, each such share shall be deemed to have been issued for an amount in Canadian dollars equivalent to the amount paid therefor in such other currency. All dividends on the shares of any such series and all other amounts to be paid to the holders thereof on return of capital, premium or otherwise may be paid either in the currency in which the consideration therefor is expressed or in Canadian dollars.
BY-LAW TWELVE
REPEAL, AMENDMENT, RESTATEMENT AND CONSOLIDATION OF BY-LAWS
Article 12.01 Repeal, Amendment, Restatement and Consolidation of By-laws
The By-laws (including By-laws previously referred to as special By-laws or general By-laws) are hereby amended, or where not amended, then restated, and consolidated, as set forth in By-laws one to eleven. Where the By-laws have been amended, the previous By-laws of the Bank are hereby repealed.
Article 12.02 Repeal and Amendment Not to Affect Validity
No repeal or amendment of any By-law or By-laws pursuant to Article 12.01 hereof shall affect the validity of any action taken or appointment made or right acquired, accrued or accruing, under such By-law or By-laws prior to its repeal or amendment.
All resolutions of shareholders or directors or a committee of directors with continuing effect passed under any amended or repealed By-law shall continue in effect except to the extent inconsistent with these By-laws.

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Schedule 3 – Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82, Sherbrooke Street West, Montreal, Québec, H2X 1X3 has submitted two proposals. An English translation of these proposals and MÉDAC’s supporting comments are set out in full, in italics, below:
Proposal No. 1

More Nominees than the Number of Positions to be Filled
It is proposed that the Board of Directors submit to shareholder vote more nominees than there are director positions to be filled.
Shareholder’s Explanation:
Among the fundamental rights of shareholders is their right to elect directors. Currently, shareholders have no choice other than voting in favour of a nominee or withholding their votes. In addition, given that companies always propose the same number of nominees as there are positions to be filled, the current director election process amounts to ratifying or not nominees selected by management. As a result of this nomination process, directors feel more accountable to one another than to the shareholders they should represent. Such election process unduly insulates and protects directors from the will of the shareholders.
     The 2008-2009 financial crisis has seriously shaken shareholder confidence in board members. A number of shareholders have questioned the efficiency of their board of directors, the quality of their collective skills and the capacity of the board to adequately promote and further their interests. These concerns over board efficiency prompted the Securities and Exchange Commission (SEC) to launch a consultation in June 2009, Facilitating Shareholder Director Nominations, on director nomination and election rules in order that shareholders may take on a more active role in the director election process.
     Our review of management information circulars over the last ten years led to the following conclusions:
•	boards of directors do not change much;
•	they lack representativeness in view of shareholder diversity: individual shareholders, presence of women, generation mix, etc.;
•	they rarely reflect shareholder expectations and concerns.
Shareholders should be given the choice to re-elect or replace incumbent directors annually. Therefore, the Board of Directors should provide them with a real choice by proposing more nominees than there are positions to be filled. In addition to information prescribed by regulations, the management information circular should describe the specific contribution expected from each director nominee. Management should not express any preference for specific nominees, assuming that the nomination process was duly and appropriately carried out.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Governance and Nominating Committee of the Board, comprised entirely of independent directors, has adopted a nomination process for directors to ensure suitable candidates are identified and recommended to the Board. The nomination process is completely outside the control of management.
     The goal of the nomination process is to identify candidates, with the necessary blend of skills and experiences, who will work together effectively in the best interests of the Bank and its shareholders.
     Duties and responsibilities are established for all directors through the Board Mandate and Directors’ position descriptions. These documents are publicly available. To ensure that duties and responsibilities are met, the Governance and Nominating Committee oversees annual evaluations of the Board, its Committees and each Board member. In addition, the Chairman of the Board conducts personal annual interviews with each independent director as a means of discussing individual Board member performance, his/her fit within the requirements of the Board and its committees, and the opportunities for elevating his/her performance going forward.
     To ensure that each director enjoys shareholder support, the Board requires a director to tender his or her resignation if the director fails to receive a majority of shareholder votes for election. As well, if a shareholder is not satisfied with the Bank’s directors, the shareholder may, in compliance with the Bank Act, nominate a director for election at the annual meeting of shareholders.
     The Board is satisfied that it has in place leading governance practices to ensure the nomination process for Board members is independent of management and in the best interests of the shareholders.
The Board recommends that shareholders vote against Proposal No. 1.
Proposal No. 2

Fairness Ratio
It is proposed that the annual report and the management information circular disclose the “fairness ratios” of the aggregate compensation of the Chief Executive Officer on the one hand and the aggregate compensation of the five Named Executives on the other hand, to the average aggregate compensation of employees.
Shareholder’s Explanation:
A proposal almost identical to that submitted in 2008 concerning the disclosure of the compensation internal “fairness ratio” is being submitted by MÉDAC this year. This second attempt is warranted by recent financial market turmoil and the plummeting of small investor confidence. These events highlighted the pernicious effects of overly generous and even excessive executive compensation policies. According to data compiled by the Economic Policy Institute in Washington, American CEOs earned 262 times the average worker’s annual pay in 2005. Thus, in a single workday (there are 260 in a year), a CEO earned as much as the average worker over 52 weeks. Recent data suggests that nothing has changed in this respect.
     The constantly widening gap between the compensation of top executives and that of their employees is a matter of concern for a number of small shareholders. First, with respect to businesses in which they invest, they question the impact of this gap on internal cohesion and employee productivity. In addition, perceived unfair treatment may have negative effects on staff, such as loss of motivation, resentment and deplorable attitude. The potential effects of excessive executive compensation have a direct and negative impact on their interests as investors.
     Moreover, from a social standpoint, businesses which pay astronomical wages to a select group of a few thousand executives create a social class comprised of technocratic millionaires totally disconnected from the reality of small investors and ordinary citizens.
     Faced with general indignation regarding the pharaonic compensation of a few, governments in several countries have threatened to restrict by legislative action the compensation of listed company executives. One such example comes from the United States. The Securities and Exchange Commission (“SEC”) recently initiated a consultation on management information circulars and potential improvements thereto. Questions asked included whether investors were interested in the disclosure of internal pay fairness ratio and whether the average worker’s pay should be compared with the Named Executives’ aggregate compensation or their individual aggregate compensation.
     MÉDAC firmly believes that internal fairness ratio disclosure is of great interest for shareholders as it will enable them to make an informed and reasoned decision about the results of the company compensation policy and to cast their votes and exercise their right of speech at annual meetings with full knowledge of the facts.

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THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Board shares the concerns of shareholders that executive compensation be fair and appropriate.
     The Board strongly believes in providing shareholders with comprehensive disclosure of the Bank’s executive compensation practices and arrangements, which is included at pages 26 to 47 of this Proxy Circular. However, the Board does not believe that the proposed ratio would provide useful information with which to judge executive compensation. This type of ratio does not address what is fair and appropriate compensation. The Bank’s compensation programs are designed and administered to seek top-tier performance and align with the Bank’s strategy for maximizing shareholder value over the long term with appropriate regard to risk. Compensation arrangements are market based for all levels of employees including senior executives and are subject to competitive market benchmarking. The executive compensation program is designed to support the Bank’s vision, strategic priorities and talent development. This is done by offering competitive compensation that aligns with the Bank’s business strategies, that reinforces the Bank’s pay for performance principles and attracts, retains and motivates the best executive talent. Variable compensation comprises the largest part (56-89%) of an executive’s compensation. How much money will be set aside to fund the executive’s variable compensation is determined by business, bank and shareholder results against pre-determined performance targets established at the beginning of each fiscal year. Individual variable compensation awards are linked to the executive’s achievement of their individual objectives and specific business objectives creating a clear link between individual performance and their compensation.
     In addition, to ensure independence from management in setting executive compensation, the Human Resources and Management Committee of the Board, comprised entirely of independent directors, evaluates the Bank’s executive compensation programs. The Committee makes recommendations for approval by the independent members of the Board of the Chief Executive Officer’s compensation and approves the compensation for other senior executives.
     The Board believes that shareholders are provided with the information they need to judge the appropriateness of the Bank’s executive compensation arrangements. The Bank has also adopted a “Say on Pay” advisory vote to provide shareholders with an opportunity to provide their say on executive compensation.
The Board recommends that shareholders vote against Proposal No. 2.

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